As filed with the Securities and Exchange Commission on April 13, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Knightscope, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3669	46-2482575
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

1070 Terra Bella Avenue

Mountain View, California 94043

(650) 924-1025

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William Santana Li

Chief Executive Officer

1070 Terra Bella Avenue

Mountain View, California 94043

(650) 924-1025

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Dedyo
Ned A. Prusse
Perkins Coie LLP
505 Howard Street, Suite 1000
San Francisco, California 94105
(415) 344-7000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 13, 2022

PRELIMINARY PROSPECTUS

Knightscope, Inc.

12,197,776 Shares of Class A Common Stock

________________________

This prospectus relates to the offer and resale of up to 12,197,776 shares of our Class A common stock, par value $0.001 per share, by B. Riley Principal Capital, LLC (the “Selling Stockholder”). The shares included in this prospectus consist of shares of Class A common stock that we have issued or that we may, in our discretion, elect to issue and sell to the Selling Stockholder, from time to time after the date of this prospectus, pursuant to a common stock purchase agreement we entered into with the Selling Stockholder on April 4, 2022, as amended on April 11, 2022 (as amended, the “Purchase Agreement”), in which the Selling Stockholder has committed to purchase from us, at our direction, up to $100,000,000 of our Class A common stock, subject to the terms and conditions contained in the Purchase Agreement. Concurrently with our execution of the Purchase Agreement on April 4, 2022, we issued 98,888 shares of Class A common stock, and may issue up to an additional 98,888 shares of Class A common stock if certain conditions are met, in each case, to the Selling Stockholder as consideration for its irrevocable commitment to purchase shares of our Class A common stock at our election and in our sole discretion, from time to time after the date of this prospectus, upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement. See “The Committed Equity Financing” for a description of the Purchase Agreement and “Selling Stockholder” for additional information regarding the Selling Stockholder.

We are not selling any shares of Class A common stock being offered by this prospectus and will not receive any of the proceeds from the sale of such shares by the Selling Stockholder. However, we may receive up to $100,000,000 in aggregate gross proceeds from sales of our Class A common stock to the Selling Stockholder that we may, in our discretion, elect to make, from time to time after the date of this prospectus, pursuant to the Purchase Agreement.

The Selling Stockholder may sell or otherwise dispose of the shares of Class A common stock included in this prospectus in a number of different ways and at varying prices. See the section titled “Plan of Distribution” for more information about how the Selling Stockholder may sell or otherwise dispose of the shares of Class A common stock being offered in this prospectus. The Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

Our Class B common stock is not publicly traded. Holders of Class A common stock and holders of Class B common stock have substantially identical rights, except that holders of class A common stock are entitled to one vote per share and holders of shares of Class B common stock are entitled to 10 votes per share. Holders of Class A common stock and holders of Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, unless otherwise required by law or our certificate of incorporation. Each share of Class B common stock may be converted into a share of Class A common stock at any time at the election of the holder. See “Description of Capital Stock.”

Our Class A common stock is listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “KSCP.” On April 12, 2022, the last reported sale price of our Class A common stock on Nasdaq was $4.02 per share.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

________________________

Investing in our Class A common stock involves a high degree of risk. Before buying any shares of Class A common stock, you should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 9 of this prospectus and in the documents incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities described herein or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

________________________

The date of this prospectus is             , 2022.

_________________

We have not, and the Selling Stockholder has not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the Selling Stockholder take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of Class A common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of our shares of Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: we have not, and the Selling Stockholder has not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our shares of Class A common stock and the distribution of this prospectus outside of the United States.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the Selling Stockholder may, from time to time, sell the securities described in this prospectus. We will not receive any proceeds from the sale by the Selling Stockholder of the securities described in this prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus and any free writing prospectus that we have authorized in connection with the transaction contemplated herein. Neither we nor the Selling Stockholder have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Stockholder take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Stockholder will make an offer to sell these securities in any jurisdiction where such offer or sale are not permitted. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

The Selling Stockholder and its permitted transferees may use the shelf registration statement, of which this prospectus forms a part, to sell securities from time to time through any means described in the section titled “Plan of Distribution.” More specific terms of any securities that the Selling Stockholder and its permitted transferees offer and sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement or post-effective amendment modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the section of this prospectus titled “Where You Can Find More Information.”

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement, of which this prospectus forms a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should read this entire prospectus carefully, including the section entitled “Risk Factors” included elsewhere in this prospectus, and the documents incorporated by reference herein, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto, in the documents incorporated by reference herein. Some of the statements in this prospectus and in the documents incorporated by reference herein, constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

In this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” the “Company” and “Knightscope” refer to Knightscope, Inc., a Delaware corporation.

Overview

We are a developer of advanced physical security technologies focused on enhancing U.S. security operations. We design, develop, manufacture, market, and support Autonomous Security Robots (“ASRs”) with real-time on-site data collection and analysis and a proprietary interface for both indoor and outdoor usage. In addition, we developed and operate the Knightscope Security Operations Center (“KSOC”) software platform, which allows real-time data access, a service accessible to all our clients.

Our core technologies, which are designed to be a force multiplier, offer improved situational awareness to security professionals and are suitable for most environments that require security patrol coverage. We sell our solutions under an annual subscription, Machine-as-a-Service (“MaaS”) business model, which includes the ASR rental as well as maintenance, service, support, data transfer, KSOC access, docking stations, and unlimited software, firmware and select hardware upgrades. Our current strategy is to focus on servicing the United States for the foreseeable future before considering global expansion.

The Committed Equity Financing

On April 4, 2022, we entered into the Purchase Agreement and a registration rights agreement (the “Registration Rights Agreement”), with the Selling Stockholder. On April 11, 2022, we and the Selling Stockholder entered into an amendment to the Purchase Agreement. Pursuant to the Purchase Agreement, we have the right to sell to the Selling Stockholder up to $100,000,000 of shares of our Class A common stock (the “Total Commitment”), subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement. Sales of Class A common stock to the Selling Stockholder under the Purchase Agreement, and the timing of any such sales, are solely at our option, and we are under no obligation to sell any securities to the Selling Stockholder under the Purchase Agreement. In accordance with our obligations under the Registration Rights Agreement, we have filed the registration statement, of which this prospectus forms a part, with the SEC to register under the Securities Act the resale by the Selling Stockholder of up to 12,197,776 shares of Class A common stock, consisting of (i) 98,888 shares of Class A common stock that we issued to the Selling Stockholder as consideration for its commitment to purchase shares of Class A common stock at our election under the Purchase Agreement (the “Initial Commitment Shares”), (ii) an aggregate of 98,888 shares of Class A common stock that we may issue to the Selling Stockholder as consideration for its commitment to purchase shares of Class A common stock at our election under the Purchase Agreement, if certain conditions are met, as described below (the “Additional Commitment Shares” and, together with the Initial Commitment Shares, the “Commitment Shares”), and (iii) up to 12,000,000 shares of Class A common stock that we may elect, in our sole discretion, to issue and sell to the Selling Stockholder, from time to time from and after the Commencement Date (as defined below) under the Purchase Agreement.

Upon the initial satisfaction of the conditions to the Selling Stockholder’s purchase obligations set forth in the Purchase Agreement (the “Commencement”), including that the registration statement, of which this prospectus forms a part, be declared effective by the SEC and the final form of this prospectus is filed with the SEC, we will have the right, but not the obligation, from time to time at our sole discretion over the 24-month period after the date on which the Commencement occurs (the “Commencement Date”), to direct the Selling Stockholder to purchase a specified amount of shares of Class A common stock (each, a “Purchase”), not to exceed the lesser of (i) 33.0% of  the Purchase Volume Reference Amount (as defined below) applicable to such Purchase and (ii) 20% of the volume of the total aggregate number (or “volume”) of shares of our Class A common stock traded on Nasdaq during the applicable Purchase Valuation Period (as defined below) (such lesser amount of shares, the “Maximum Purchase Amount”) (and subject to certain additional limitations set forth in the Purchase Agreement) (the number of shares to be purchased giving effect to the Maximum Purchase Amount and all such additional limitations, the “Purchase Share Amount”) by timely delivering written notice to the Selling Stockholder (each, a “Purchase Notice”) between 6:00 a.m. and 9:00 a.m., Eastern time, on any trading day (each, a “Purchase Date”), so long as (i) the closing sale price of our Class A common stock on the trading day immediately prior to such Purchase Date is not less than $1.00 (subject to adjustment as set forth in the Purchase Agreement) (the “Threshold Price”) and (ii) all shares of Class A common stock subject to all prior Purchases and all prior Intraday Purchases (as defined below) by the Selling Stockholder under the Purchase Agreement have been received by the Selling Stockholder prior to the time such Purchase Notice is delivered by us to the Selling Stockholder.

The per share purchase price for the Purchase Share Amount that the Selling Stockholder is required to purcahase in a Purchase effected by us pursuant to the Purchase Agreement, if any, will be determined by reference to the volume weighted average price of our Class A common stock (the “VWAP”) during the full primary (or “regular”) trading session on Nasdaq on the applicable Purchase Date, calculated in accordance with the Purchase Agreement, or, if either (i) the total aggregate volume of shares of our Class A common stock traded on Nasdaq reaches a threshold amount equal to five times the Purchase Share Amount to be purchased by the Selling Stockholder in such Purchase (calculated in accordance with the Purchase Agreement) (the “Purchase Volume Maximum”) prior to the official close of the regular trading session on Nasdaq on such Purchase Date, or (ii) the trading price of a share of our Class A common stock on Nasdaq falls below the applicable minimum price threshold specified by us in the Purchase Notice for such Purchase (or if no such minimum price threshold is specified by us in the Purchase Notice, the minimum price threshold will equal 75% of the closing sale price of our Class A common stock on the trading day immediately prior to the applicable Purchase Date for such Purchase) (the “Minimum Price Threshold”), then the VWAP will be calculated only for the period beginning at the official open (or “commencement”) of the regular trading session and ending at the earlier of (x) such time that the total aggregate volume of shares of our Class A common stock traded on Nasdaq reaches the Purchase Volume Maximum for such Purchase (as applicable) and (y) such time that the trading price of a share of our Class A common stock on Nasdaq falls below the Minimum Price Threshold (as applicable) (such period for each Purchase, the “Purchase Valuation Period”), less a fixed 3.0% discount to the VWAP for such Purchase Valuation Period.

The “Purchase Volume Reference Amount” is defined in the Purchase Agreement as such number of shares of shares of Class A common stock equal to the quotient obtained by dividing (i) the total aggregate volume of shares of Class A common stock traded during the full regular trading sessions on Nasdaq during the 10 consecutive trading day period ending on (and including) the trading day immediately preceding the Purchase Date for such Purchase, by (ii) 10.

In addition to the regular Purchases described above, if either (i) we do not effect a regular Purchase on a trading day that we otherwise could have selected as a Purchase Date for a regular Purchase pursuant to the Purchase Agreement (or we fail to timely deliver to the Selling Stockholder a Purchase Notice for a regular Purchase on such trading day) or (ii) we have timely delivered a Purchase Notice for a regular Purchase on a Purchase Date, and the Purchase Valuation Period for such Purchase has ended prior to 1:30 p.m., Eastern time, on such Purchase Date, then, in either case, we will also have the right, but not the obligation, subject to the continued satisfaction of conditions set forth in the Purchase Agreement, to direct the Selling Stockholder to purchase, on such same Purchase Date, an additional specified amount of our Class A common stock (each, an “Intraday Purchase”), not to exceed the applicable Maximum Purchase Amount for such purchase (and subject to certain additional limitations set forth in the Purchase Agreement) (the “Intraday Purchase Volume Maximum”), by the delivery to the Selling Stockholder of an irrevocable written purchase notice, after 10:00 a.m., Eastern time (and after the Purchase Valuation Period for any prior regular Purchase (if any) and the Intraday Purchase Valuation Period(s) (as defined below) for the most recent prior Intraday Purchase effected on the same Purchase Date (if any) has ended), and prior to 1:30 p.m., Eastern time, on such Purchase Date (each, an “Intraday Purchase Notice”), so long as, (i) the closing sale price of our Class A common stock on the trading day immediately prior to such Purchase Date is not less than the Threshold Price and (ii) all shares of our Class A common stock subject to all prior Purchases and all prior Intraday Purchases by the Selling Stockholder under the Purchase Agreement have been received by the Selling Stockholder prior to the time such Intraday Purchase Notice is delivered by us to the Selling Stockholder.

The per share purchase price for the shares of our Class A common stock that we elect to sell to the Selling Stockholder in an Intraday Purchase pursuant to the Purchase Agreement, if any, will be calculated in the same manner as in the case of a regular Purchase, provided that the VWAP for such Intraday Purchase will be measured during the portion of the normal trading hours on Nasdaq on the applicable Purchase Date that will begin 30 minutes after the latest of (i) the time that the applicable Intraday Purchase Notice is timely received by the Selling Stockholder, (ii) the time that the Purchase Valuation Period for any prior regular Purchase effected on the same Purchase Date (if any) has ended and (iii) the time that the Intraday Purchase Valuation Period (as defined below) for the most recent prior Intraday Purchase effected on the same Purchase Date (if any) has ended, and ending at the earliest of (x) the official close of the regular trading session on Nasdaq on such Purchase Date, (y) such time that the total aggregate volume of shares of our Class A common stock traded on Nasdaq reaches a threshold amount equal to five times the Intraday Purchase Share Amount to be purchased by the Selling Stockholder in such Intraday Purchase (calculated in accordance with the Purchase Agreement) (the “Intraday Purchase Volume Maximum”) (as applicable), and (z) such time that the trading price of a share of our Class A common stock on Nasdaq falls below the applicable minimum price threshold specified by us in the Intraday Purchase Notice for such Intraday Purchase (or if no such minimum price threshold is specified by us in the Intraday Purchase Notice, the minimum price threshold will equal 75% of the closing sale price of our Class A common stock on the trading day immediately prior to the applicable Purchase Date for such Intraday Purchase) (the “Intraday Minimum Price Threshold”) (as applicable) (such period for each Intraday Purchase, the “Intraday Purchase Valuation Period”), less a fixed 3.0% discount to the VWAP for such Intraday Purchase Valuation Period.

There is no upper limit on the price per share that the Selling Stockholder could be obligated to pay for the Class A common stock we may elect to sell to it in any Purchase or any Intraday Purchase under the Purchase Agreement. The purchase price per share of Class A common stock that we may elect to sell to the Selling Stockholder in a Purchase and an Intraday Purchase under the Purchase Agreement will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during the applicable Purchase Valuation Period for such Purchase or during the applicable Purchase Valuation Period for such Intraday Purchase.

From and after the date on which the Commencement occurs, subject to the continued satisfaction of conditions set forth in the Purchase Agreement, we will control the timing and amount of any sales of Class A common stock to the Selling Stockholder. Actual sales of shares of our Class A common stock to the Selling Stockholder under the Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among other things, market conditions, the trading price of our Class A common stock and determinations by us as to the appropriate sources of funding for our business and its operations.

Under the applicable Nasdaq rules, in no event may we issue to the Selling Stockholder under the Purchase Agreement more than 6,847,787 shares of our Class A common stock, which number of shares is equal to 19.99% of the sum of (i) the shares of our Class A common stock and (ii) the shares of our Class B common stock, in each case, issued and outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), unless (a) we obtain stockholder approval to issue shares of Class A common stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules, or (b) the average price per share paid by the Selling Stockholder for all of the shares of Class A common stock that we direct the Selling Stockholder to purchase from us pursuant to the Purchase Agreement, if any, equals or exceeds $4.6802 per share (representing the lower of the official closing price of our Class A common stock on Nasdaq on the trading day immediately preceding the date of the Purchase Agreement and the average official closing price of our Class A common stock on Nasdaq for the five consecutive trading days ending on the trading day immediately preceding the date of the Purchase Agreement, as adjusted in accordance with applicable Nasdaq rules). Moreover, we may not issue or sell any shares of Class A common stock to the Selling Stockholder under the Purchase Agreement which, when aggregated with all other shares of Class A common stock beneficially owned by the Selling Stockholder and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 promulgated thereunder), would result in the Selling Stockholder beneficially owning more than 4.99% of the outstanding shares of Class A common stock (the “Beneficial Ownership Cap”).

The net proceeds under the Purchase Agreement to us will depend on the frequency and prices at which we sell shares of our Class A common stock to the Selling Stockholder. We expect that any proceeds received by us from such sales to the Selling Stockholder will be used to fund new technology development, new machines-in-network, general corporate and business purposes, and potential acquisitions.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, except we are prohibited (with certain specified exceptions) from effecting or entering into an agreement to effect certain “Variable Rate Transactions” (as defined in the Purchase Agreement), which include issuances of shares of our Class A common stock or securities exercisable, exchangeable or convertible into shares of our Class A common stock issued or issuable at a future-determined price or a price that varies or floats based on the market price of our Class A common stock, including an “equity line” with a third party, or any similar continuous offering of our equity securities. The Selling Stockholder has agreed that none of the Selling Stockholder, its sole member, any of their respective officers, or any entity managed or controlled by the Selling Stockholder or its sole member will engage in or effect, directly or indirectly, for its own account or for the account of any other of such persons or entities, any short sales of shares of our Class A common stock or hedging transaction that establishes a net short position in shares of our Class A common stock during the term of the Purchase Agreement.

The Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the month next following the 24-month anniversary of the Commencement Date, (ii) the date on which the Selling Stockholder shall have purchased from us under the Purchase Agreement shares of Class A common stock for an aggregate gross purchase price of $100,000,000, (iii) the date on which the Class A common stock shall have failed to be listed or quoted on Nasdaq or another U.S. national securities exchange identified as an “eligible market” in the Purchase Agreement, (iv) the 30th trading day after the date on which a voluntary or involuntary bankruptcy proceeding involving us has been commenced that is not discharged or dismissed prior to such trading day, and (v) the date on which a bankruptcy custodian is appointed for all or substantially all of our property or we make a general assignment for the benefit of creditors. We have the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, upon five trading days’ prior written notice to the Selling Stockholder. The Selling Stockholder has the right to terminate the Purchase Agreement upon five trading days’ prior written notice to us upon the occurrence of certain events set forth in the Purchase Agreement. We and the Selling Stockholder may also agree to terminate the Purchase Agreement by mutual written consent. In any case, no termination of the Purchase Agreement will be effective during the pendency of any Purchase that has not then fully settled in accordance with the Purchase Agreement. Neither we nor the Selling Stockholder may assign or transfer our respective rights and obligations under the Purchase Agreement or the Registration Rights Agreement.

As consideration for the Selling Stockholder’s commitment to purchase shares of Class A common stock at our direction upon the terms and subject to the conditions set forth in the Purchase Agreement, upon execution of the Purchase Agreement, we issued 98,888 Initial Commitment Shares to the Selling Stockholder. In addition, (i) upon our receipt of total aggregate gross cash proceeds equal to $25,000,000 as payment by the Selling Stockholder for all shares of our Class A common stock purchased in all Purchases and Intraday Purchases (as applicable) effected by us pursuant to the Purchase Agreement, we will issue 59,333 additional shares of our Class A common stock to the Selling Stockholder as Additional Commitment Shares, and (ii) upon our receipt of total aggregate gross cash proceeds equal to $50,000,000 from the Selling Stockholder under the Purchase Agreement, we will issue an additional 39,555 shares of our Class A common stock to the Selling Stockholder as Additional Commitment Shares, totaling 98,888 Additional Commitment Shares (in addition to the 98,888 Initial Commitment Shares we issued to the Selling Stockholder upon execution of the Purchase Agreement).

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties. Copies of the agreements have been filed as exhibits to the registration statement, of which this prospectus forms a part, and are available electronically on the website of the SEC at www.sec.gov.

We do not know what the purchase price for our Class A common stock will be and therefore cannot be certain as to the number of shares we might issue to the Selling Stockholder under the Purchase Agreement after the Commencement Date. As of March 31, 2022, there were 23,877,817 shares of our Class A common stock outstanding, all of which were held by non-affiliates, and 10,378,251 shares of our Class B common stock outstanding of which 378,251 shares were held by non-affiliates. Although the Purchase Agreement provides that we may sell up to $100,000,000 of our Class A common stock to the Selling Stockholder, only 12,197,776 shares of our Class A common stock are being registered for resale by the Selling Stockholder under this prospectus, which represents (i) the 98,888 Initial Commitment Shares that we issued to the Selling Stockholder on April 4, 2022 under the Purchase Agreement, (ii) up to 98,888 Additional Commitment Shares that may be issued to the Selling Stockholder under the Purchase Agreement if certain conditions are met and (iii) up to 12,000,000 shares of Class A common stock that may be issued to the Selling Stockholder from and after the Commencement Date, if and when we elect to sell shares to the Selling Stockholder under the Purchase Agreement. Depending on the market prices of our Class A common stock at the time we elect to issue and sell shares to the Selling Stockholder under the Purchase Agreement, we may need to register for resale under the Securities Act additional shares of our Class A common stock in order to receive aggregate gross proceeds equal to the $100,000,000 Total Commitment available to us under the Purchase Agreement. If all of the 12,197,776 shares of Class A common stock offered by the Selling Stockholder for resale under this prospectus were issued and outstanding as of the date hereof (without taking into account the 19.99% Exchange Cap limitation), such shares would represent approximately 33.8% of the total number of shares of our Class A common stock outstanding, approximately 33.8% of the total number of outstanding shares of Class A common stock held by non-affiliates and approximately 26.3% of the total combined number of shares of our Class A common stock and Class B common stock outstanding, in each case as of March 31, 2022. If we elect to issue and sell more than the 12,197,776 shares of Class A common stock offered under this prospectus to the Selling Stockholder, which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional shares, which could cause additional substantial dilution to our stockholders. The number of shares ultimately offered for resale by the Selling Stockholder is dependent upon the number of shares we may elect to sell to the Selling Stockholder under the Purchase Agreement from and after the Commencement Date.

There are substantial risks to our stockholders as a result of the issuance and sale of Class A common stock to the Selling Stockholder under the Purchase Agreement. These risks include substantial dilution, significant declines in our stock price and our inability to draw sufficient funds when needed. See “Risk Factors.” Issuances of our Class A common stock in this offering will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of Class A common stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to the Selling Stockholder.

Summary of Risks

Our business and this offering are subject to a number of risks of which you should be aware before making a decision to invest in our Class A common stock. These risks include, among others, the following:

See Part I—Item 1A. Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Annual Report”), which is incorporated by reference herein, for risks related to our business and operations.

It is not possible to predict the actual number of shares we will sell under the Purchase Agreement to the Selling Stockholder, or the actual gross proceeds resulting from those sales. Further, we may not have access to the full amount available under the Purchase Agreement with the Selling Stockholder.

The issuance and sale of our Class A common stock to the Selling Stockholder will cause dilution to our existing stockholders, and the sale of the shares of Class A common stock acquired by the Selling Stockholder, or the perception that such sales may occur, could cause the price of our Class A common stock to fall.

Investors who buy shares at different times will likely pay different prices and may experience different levels of dilution.

Our management team will have broad discretion over the use of the net proceeds from our sale of shares of Class A common stock to the Selling Stockholder, if any, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2022, as amended;
●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
●	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and pay ratio; and
●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues are $1.07 billion or more, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A common stock that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

We are also a “smaller reporting company” as defined by Rule 12b-2 of the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of our voting and non-voting Class A common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our voting and non-voting Class A common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Corporate Information

We were incorporated in Delaware in April 2013. Our principal executive offices are located at 1070 Terra Bella Avenue, Mountain View, California 94043, and our telephone number is (650) 924-1025. We maintain an internet website at www.knightscope.com. The information provided on or accessible through our website (or any other website referred to in the registration statement, of which this prospectus forms a part, or the documents incorporated by reference herein) is not part of the registration statement, of which this prospectus forms a part, and is not incorporated by reference as part of the registration statement, of which this prospectus forms a part.

THE OFFERING

98,888 Initial Commitment Shares that we issued to the Selling Stockholder upon execution of the Purchase Agreement as consideration for its commitment to purchase shares of Class A common stock at our election under the Purchase Agreement;

98,888 Additional Commitment Shares that we may issue to the Selling Stockholder as consideration of for commitment to purchase shares of Class A common stock at our election under the Purchase Agreement, if certain conditions are met; and

up to 20,000,000 shares of Class A common stock (the “Purchase Shares”) we may elect, in our sole discretion, to issue and sell to the Selling Stockholder under the Purchase Agreement from time to time after the Commencement Date.

Shares of Class A common stock offered by the Selling Stockholder

Up to 12,197,776 shares of Class A common stock, consisting of:

●
98,888 Initial Commitment Shares that we issued to the Selling Stockholder upon execution of the Purchase Agreement as consideration for its commitment to purchase shares of Class A common stock at our election under the Purchase Agreement;
●
98,888 Additional Commitment Shares that we may issue to the Selling Stockholder as consideration of for commitment to purchase shares of Class A common stock at our election under the Purchase Agreement, if certain conditions are met; and
●
up to 12,000,000 shares of Class A common stock (the “Purchase Shares”) we may elect, in our sole discretion, to issue and sell to the Selling Stockholder under the Purchase Agreement from time to time after the Commencement Date.

Shares of Class A common stock outstanding	23,877,817 shares of Class A common stock.
Shares of Class B common stock outstanding	10,378,251 shares of Class B common stock.
Shares of Class A common stock outstanding after giving effect to the issuance of the shares registered hereunder	36,075,593 shares of Class A common stock.
Shares of Class B common stock outstanding after giving effect to the issuance of the shares registered hereunder	10,378,251 shares of Class B common stock.
Use of proceeds

We will not receive any proceeds from the resale of shares of Class A common stock included in this prospectus by the Selling Stockholder. However, we may receive up to $100,000,000 in aggregate gross proceeds under the Purchase Agreement from sales of Class A common stock that we may elect to make to the Selling Stockholder pursuant to the Purchase Agreement, if any, from time to time in our sole discretion, from and after the Commencement Date.

We expect to use the net proceeds that we receive from sales of our Class A common stock to the Selling Stockholder, if any, under the Purchase Agreement to fund new technology development, new machines-in-network, general corporate and business purposes, and potential acquisitions. See “Use of Proceeds.”

Risk factors

Investing in our Class A common stock involves a high degree of risk. See the section entitled “Risk Factors” of this prospectus and the section entitled “Risk Factors” in the documents incorporated by reference herein for a discussion of factors you should carefully consider before investing in our Class A common stock.

Nasdaq Global Market symbol	“KSCP”

Unless otherwise noted, the number of shares of Class A common stock to be outstanding immediately after this offering as set forth above is based on 23,877,817 shares of Class A common stock outstanding as of March 31, 2022, and excludes:

●	8,493,831 shares of Class A common stock and Class B common stock issuable upon the exercise of options issued under our 2016 Equity Incentive Plan (the “2016 Plan”) and 2014 Equity Incentive Plan at a weighted average exercise price of $3.12 per share;
●	up to 423,586 additional shares of Class A common stock that are reserved for issuance under the 2016 Plan;
●	5,874,600 warrants to purchase Series m-3 Preferred Stock (as defined below) and Series S Preferred Stock (as defined below), which are convertible into 6,349,424 shares of Class A common stock, collectively;
●	2,075,119 shares of Class A common stock issuable upon conversion of shares of our Series m Preferred Stock (as defined below);
●	3,154,491 shares of Class A common stock issuable upon conversion of shares of our Series S Preferred Stock;
●	842,124 shares of Class B common stock issuable upon conversion of shares of our Series m-2 Preferred Stock (as defined below);
●	10,378,251 shares of Class B common stock convertible into 10,378,251 shares of Class A common stock at the option of the holder thereof at any time;
●	4,308,812 shares of Class B common stock issuable upon conversion of shares of our Series A Preferred Stock (as defined below); and
●	3,557,371 shares of Class B common stock issuable upon conversion of shares of our Series B Preferred Stock (as defined below).

Also (i) excludes shares that are issuable upon the conversion of shares of Class B common stock that are outstanding or may be issued upon conversion or exercise of preferred stock or options discussed above and (ii) does not give effect to any anti-dilution adjustments contained in our outstanding securities.

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. Prior to making a decision about investing in our Class A common stock, you should carefully consider the following risks and uncertainties, as well as those discussed under the caption “Risk Factors” in the documents incorporated by reference herein. If any of the risks described in this prospectus or the documents incorporated by reference herein, actually occur, our business, prospects, financial condition or operating results could be harmed. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business operations and our liquidity. You should also refer to the other information contained in this prospectus, or incorporated by reference herein, including our financial statements and the related notes thereto and the information set forth under the heading “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to our Business

See Part I—Item 1A. Risk Factors of our 2021 Annual Report, which is incorporated by reference herein, for risks related to our business and operations.

Risks Related to the Offering

It is not possible to predict the actual number of shares we will sell under the Purchase Agreement to the Selling Stockholder, or the actual gross proceeds resulting from those sales. Further, we may not have access to the full amount available under the Purchase Agreement with the Selling Stockholder.

On April 4, 2022, we entered into the Purchase Agreement with the Selling Stockholder, as amended on April 11, 2022, pursuant to which the Selling Stockholder has committed to purchase up to $100,000,000 of our Class A common stock, subject to certain limitations and conditions set forth in the Purchase Agreement. The shares of our Class A common stock that may be issued under the Purchase Agreement may be sold by us to the Selling Stockholder at our discretion from time to time over an approximately 24-month period commencing on the Commencement Date.

We generally have the right to control the timing and amount of any sales of our shares of Class A common stock to the Selling Stockholder under the Purchase Agreement. Sales of our Class A common stock, if any, to the Selling Stockholder under the Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Selling Stockholder all, some or none of the shares of our Class A common stock that may be available for us to sell to the Selling Stockholder pursuant to the Purchase Agreement. Depending on market liquidity at the time, resales of those shares by the Selling Stockholder may cause the public trading price of our Class A common stock to decrease.

Because the purchase price per share to be paid by the Selling Stockholder for the shares of Class A common stock that we may elect to sell to the Selling Stockholder under the Purchase Agreement, if any, will fluctuate based on the market prices of our Class A common stock during the applicable Purchase Valuation Period for each Purchase made pursuant to the Purchase Agreement, if any, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of shares of Class A common stock that we will sell to the Selling Stockholder under the Purchase Agreement, the purchase price per share that the Selling Stockholder will pay for shares purchased from us under the Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by the Selling Stockholder under the Purchase Agreement, if any.

Moreover, although the Purchase Agreement provides that we may sell up to an aggregate of $100,000,000 of our Class A common stock to the Selling Stockholder, only 12,197,776 of our Class A common stock (197,776 of which represent the Commitment Shares we issued to the Selling Stockholder upon signing the Purchase Agreement, or may issue if certain conditions are met, in each case, as payment of a commitment fee for the Selling Stockholder’s obligation to purchase shares of our Class A common stock under the Purchase Agreement) are being registered for resale under the registration statement that includes this prospectus. If after the Commencement Date we elect to sell to the Selling Stockholder all of the 12,197,776 shares of Class A common stock being registered for resale under this prospectus that are available for sale by us to the Selling Stockholder in Purchases and Intraday Purchases under the Purchase Agreement, depending on the market prices of our Class A common stock during the applicable Purchase Valuation Period and Intraday Purchase Valuation Period for each Purchase and each Intraday Purchase, respectively, made pursuant to the Purchase

Agreement, the actual gross proceeds from the sale of all such shares may be substantially less than the $100,000,000 Total Commitment available to us under the Purchase Agreement, which could materially adversely affect our liquidity.

If it becomes necessary for us to issue and sell to the Selling Stockholder under the Purchase Agreement more than the 12,197,776 shares being registered for resale under the registration statement that includes this prospectus in order to receive aggregate gross proceeds equal to the Total Commitment of $100,000,000 under the Purchase Agreement, we must file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Stockholder of any such additional shares of our Class A common stock we wish to sell from time to time under the Purchase Agreement, which the SEC must declare effective and we will need to obtain stockholder approval to issue shares of Class A common stock in excess of the Exchange Cap under the Purchase Agreement in accordance with applicable Nasdaq rules, unless the average per share purchase price paid by the Selling Stockholder for all shares of Class A common stock sold under the Purchase Agreement equals or exceeds $4.6802, in which case, under applicable Nasdaq rules, the Exchange Cap limitation will not apply to issuances and sales of Class A common stock under the Purchase Agreement, in each case, before we may elect to sell any additional shares of our Class A common stock to the Selling Stockholder under the Purchase Agreement. Any issuance and sale by us under the Purchase Agreement of a substantial amount of shares of Class A common stock in addition to the 12,197,776 shares of Class A common stock being registered for resale by the Selling Stockholder under this prospectus could cause additional substantial dilution to our stockholders.

In addition, we are not required or permitted to issue any shares of Class A common stock under the Purchase Agreement if such issuance would breach our obligations under the rules or regulations of Nasdaq. In addition, the Selling Stockholder will not be required to purchase any shares of our Class A common stock if such sale would result in the Selling Stockholder’s beneficial ownership exceeding 4.99% of the then issued and outstanding Class A common stock. Our inability to access a portion or the full amount available under the Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business.

The issuance and sale of our Class A common stock to the Selling Stockholder will cause dilution to our existing stockholders, and the sale of the shares of Class A common stock acquired by the Selling Stockholder, or the perception that such sales may occur, could cause the price of our Class A common stock to fall.

The purchase price for the shares that we may sell to the Selling Stockholder under the Purchase Agreement will fluctuate based on the price of our Class A common stock. Depending on market liquidity at the time, sales of such shares may cause the trading price of our Class A common stock to fall.

If and when we do sell shares to the Selling Stockholder, after the Selling Stockholder has acquired the shares, the Selling Stockholder may resell all, some, or none of those shares at any time or from time to time in its discretion. Therefore, sales to the Selling Stockholder by us could result in substantial dilution to the interests of other holders of our Class A common stock. Additionally, the sale of a substantial number of shares of our Class A common stock to the Selling Stockholder, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

Investors who buy shares at different times will likely pay different prices and may experience different levels of dilution.

Pursuant to the Purchase Agreement, we will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold to the Selling Stockholder. If and when we do elect to sell shares of our Class A common stock to the Selling Stockholder pursuant to the Purchase Agreement, after the Selling Stockholder has acquired such shares, the Selling Stockholder may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from the Selling Stockholder in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Selling Stockholder in this offering as a result of future sales made by us to the Selling Stockholder at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to the Selling Stockholder under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with the Selling Stockholder may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Our management team will have broad discretion over the use of the net proceeds from our sale of shares of Class A common stock to the Selling Stockholder, if any, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management team will have broad discretion as to the use of the net proceeds from our sale of shares of Class A common stock to the Selling Stockholder, if any, and we could use such proceeds for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management team with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management team to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein each contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements contained in this prospectus and the documents incorporated by reference herein other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words such as “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements contained in this prospectus and the documents incorporated by reference herein include, but are not limited to, statements about:

●	the success of our products and product candidates will require significant capital resources and years of development efforts;
●	our limited number of deployments and the risk of limited market acceptance of our products;
●	our ability to protect our intellectual property and to develop, maintain and enhance a strong brand;
●	our limited operating history by which performance can be gauged;
●	our ability to operate and collect digital information on behalf of our clients, which is dependent on the privacy laws of jurisdictions in which our ASRs operate, as well as the corporate policies of our clients, which may limit our ability to fully deploy our technologies in various markets;
●	our ability to raise capital, our rolling closes of equity infusions for our financings, and the availability of future financing;
●	unpredictable events, such as the COVID-19 pandemic, and associated business disruptions could seriously harm our future revenues and financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital;
●	our ability to manage our research, development, expansion, growth and operating expenses; and
●	our ability to effectively use the net proceeds from the sale of shares of Class A common stock under the Purchase Agreement.

We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions and other factors that could cause actual results to differ materially from those stated, including those described in “Risk Factors” in our 2021 Annual Report, which is incorporated by reference herein, as such factors may be updated in our filings with the SEC. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus and the documents incorporated by reference herein may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. In particular, the impact of the current COVID-19 pandemic on economic conditions and the physical security industry in general, the continuing conflict in the Ukraine, and our financial position and operating results in particular have been material, are changing rapidly, and cannot be predicted.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Our forward-looking statements speak only as of the date made, and we undertake no obligation to update any of these forward-looking statements for any reason after such date or to conform these statements to actual results or revised expectations, except as required by law.

THE COMMITTED EQUITY FINANCING

On April 4, 2022, we entered into the Purchase Agreement and the Registration Rights Agreement with the Selling Stockholder. On April 11, 2022, we and the Selling Stockholder entered into an amendment to the Purchase Agreement. Pursuant to the Purchase Agreement, we have the right to sell to the Selling Stockholder up to $100,000,000 of shares of our Class A common stock, subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement. Sales of Class A common stock to the Selling Stockholder under the Purchase Agreement, and the timing of any such sales, are solely at our option, and we are under no obligation to sell any securities to the Selling Stockholder under the Purchase Agreement. In accordance with our obligations under the Registration Rights Agreement, we have filed the registration statement, of which this prospectus forms a part, with the SEC to register under the Securities Act the resale by the Selling Stockholder of up to 12,197,776 shares of Class A common stock, consisting of 197,776 Commitment Shares that we issued, or may issue if certain conditions are met, in each case, to the Selling Stockholder as consideration for its commitment to purchase shares of Class A common stock at our election under the Purchase Agreement, and up to 12,000,000 shares of Class A common stock that we may elect, in our sole discretion, to issue and sell to the Selling Stockholder, from time to time from and after the Commencement Date under the Purchase Agreement.

We do not have the right to commence any sales of our Class A common stock to the Selling Stockholder under the Purchase Agreement until the Commencement Date, which is the date on which all of the conditions to the Selling Stockholder’s purchase obligations set forth in the Purchase Agreement have been initially satisfied, including that the registration statement, of which this prospectus forms a part, be declared effective by the SEC and the final form of this prospectus is filed with the SEC. From and after the Commencement Date, we will have the right, but not the obligation, from time to time at our sole discretion over the 24-month period commencing on the Commencement Date, to direct the Selling Stockholder to purchase a specified amount of shares of Class A common stock, not to exceed the Maximum Purchase Amount (and subject to certain additional limitations set forth in the Purchase Agreement) by timely delivering a Purchase Notice to the Selling Stockholder between 6:00 a.m. and 9:00 a.m., Eastern time, on any Purchase Date, so long as (i) the closing sale price of our Class A common stock on the trading day immediately prior to such Purchase Date is not less than the Threshold Price and (ii) all shares of Class A common stock subject to all prior Purchases and Intraday Purchases by the Selling Stockholder under the Purchase Agreement have been received by the Selling Stockholder prior to the time such Purchase Notice is delivered by us to the Selling Stockholder.

From and after the date on which the Commencement occurs, subject to the continued satisfaction of conditions set forth in the Purchase Agreement, we will control the timing and amount of any sales of Class A common stock to the Selling Stockholder. Actual sales of shares of our Class A common stock to the Selling Stockholder under the Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among other things, market conditions, the trading price of our Class A common stock and determinations by us as to the appropriate sources of funding for our business and its operations.

Under the applicable Nasdaq rules, in no event may we issue to the Selling Stockholder under the Purchase Agreement more than the Exchange Cap of 6,847,787 shares of our Class A common stock, which number of shares is equal to 19.99% of the sum of (i) the shares of our Class A common stock and (ii) the shares of our Class B common stock, in each case, issued and outstanding immediately prior to the execution of the Purchase Agreement, unless (a) we obtain stockholder approval to issue shares of Class A common stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules, or (b) the average price per share paid by the Selling Stockholder for all of the shares of Class A common stock that we direct the Selling Stockholder to purchase from us pursuant to the Purchase Agreement, if any, equals or exceeds $4.6802 per share (representing the lower of the official closing price of our Class A common stock on Nasdaq on the trading day immediately preceding the date of the Purchase Agreement and the average official closing price of our Class A common stock on Nasdaq for the five consecutive trading days ending on the trading day immediately preceding the date of the Purchase Agreement, as adjusted in accordance with applicable Nasdaq rules). Moreover, we may not issue or sell any shares of Class A common stock to the Selling Stockholder under the Purchase Agreement which, when aggregated with all other shares of Class A common stock beneficially owned by the Selling Stockholder and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act, and Rule 13d-3 promulgated thereunder), would result in the Selling Stockholder beneficially owning shares of our Class A common stock in excess of the Beneficial Ownership Cap.

Neither we nor the Selling Stockholder may assign or transfer any of our respective rights and obligations under the Purchase Agreement or the Registration Rights Agreement.

The net proceeds under the Purchase Agreement to us will depend on the frequency and prices at which we sell shares of our Class A common stock to the Selling Stockholder. We expect that any proceeds received by us from such sales to the Selling Stockholder will be used to fund new technology development, new machines-in-network, general corporate and business purposes, and potential acquisitions.

As consideration for the Selling Stockholder’s commitment to purchase shares of Class A common stock at our direction upon the terms and subject to the conditions set forth in the Purchase Agreement, upon execution of the Purchase Agreement, we issued 98,888 Initial Commitment Shares to the Selling Stockholder. In addition, (i) upon our receipt of total aggregate gross cash proceeds equal to $25,000,000 as payment by the Selling Stockholder for all shares of our Class A common stock purchased in all Purchases and Intraday Purchases (as applicable) effected by us pursuant to the Purchase Agreement, we will issue 59,333 additional shares of our Class A common stock to the Selling Stockholder as Additional Commitment Shares, and (ii) upon our receipt of total aggregate gross cash proceeds equal to $50,000,000 from the Selling Stockholder under the Purchase Agreement, we will issue an additional 39,555 shares of our Class A common stock to the Selling Stockholder as Additional Commitment Shares, totaling 98,888 Additional Commitment Shares (in addition to the 98,888 Initial Commitment Shares we issued to the Selling Stockholder upon execution of the Purchase Agreement).

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties. Copies of the agreements have been filed as exhibits to the registration statement, of which this prospectus forms a part, and are available electronically on the website of the SEC at www.sec.gov.

Purchase of Class A Common Stock Under the Purchase Agreement

Purchases

From and after the date on which the Commencement occurs, subject to the continued satisfaction of conditions set forth in the Purchase Agreement, we will have the right, but not the obligation, from time to time at our sole discretion over the 24-month period commencing on the Commencement Date, to direct the Selling Stockholder to purchase up to a specified maximum amount of shares of Class A common stock as set forth in the Purchase Agreement by timely delivering a Purchase Notice to the Selling Stockholder between 6:00 a.m. and 9:00 a.m., Eastern time, on a Purchase Date, so long as:

●	the closing sale price of our Class A common stock on the trading day immediately prior to such Purchase Date is not less than the Threshold Price (subject to adjustment as set forth in the Purchase Agreement);
●	all shares of Class A common stock subject to all prior Purchases and all prior Intraday Purchases by the Selling Stockholder under the Purchase Agreement have been received by the Selling Stockholder in accordance with the Purchase Agreement.

The maximum number of shares of Class A common stock that the Selling Stockholder is required to purchase in any single Purchase under the Purchase Agreement will not exceed the lesser of (i) 33.0% of  the Purchase Volume Reference Amount applicable to such Purchase and (ii) 20% of the volume of the total aggregate number (or “volume”) of shares of our Class A common stock traded on Nasdaq during the applicable Purchase Valuation Period.

The Purchase Volume Reference Amount is defined as such number of shares of our Class A common stock equal to the quotient obtained by dividing:

●	the total aggregate volume of shares of Class A common stock traded during the full regular trading sessions on Nasdaq during the 10 consecutive trading day period ending on (and including) the trading day immediately preceding the Purchase Date for such Purchase, by
●	10.

The per share purchase price for the Purchase Share Amount that the Selling Stockholder is required to purchase in a Purchase effected by us pursuant to the Purchase Agreement, if any, will be determined by reference to the VWAP of our Class A common stock during the full primary (or “regular”) trading session on Nasdaq on the applicable Purchase Date, calculated in accordance with the Purchase Agreement, or, if either (i) the total aggregate volume of shares of our Class A common stock traded on Nasdaq reaches a threshold amount equal to the Purchase Volume Maximum (calculated in accordance with the Purchase Agremeent) prior to the official close of the regular trading session on Nasdaq on such Purchase Date, or (ii) the trading price of a share of our Class A common stock on Nasdaq falls below the applicable Minimum Price Threshold specified by us in the Purchase Notice for such Purchase, then the VWAP will be calculated only for the Purchase Valuation Period, less a fixed 3.0% discount to the VWAP for such Purchase Valuation Period.

Intraday Purchases

In addition to the regular Purchases described above, if either (i) we do not effect a regular Purchase on a trading day that we otherwise could have selected as a Purchase Date for a regular Purchase pursuant to the Purchase Agreement (or we fail to timely deliver to the Selling Stockholder a Purchase Notice for a regular Purchase on such trading day) or (ii) we have timely delivered a Purchase Notice for a regular Purchase on a Purchase Date, and the Purchase Valuation Period for such Purchase has ended prior to 1:30 p.m., Eastern time, on such Purchase Date, then, in either case, we will also have the right, but not the obligation, subject to the continued satisfaction of conditions set forth in the Purchase Agreement, to direct the Selling Stockholder to purchase, on such same Purchase Date, an additional specified amount of our Class A common stock, not to exceed the Intraday Purchase Volume Maximum, by the delivery to the Selling Stockholder of an Intraday Purchase Notice, after 10:00 a.m., Eastern time (and after the Purchase Valuation Period for any prior regular Purchase (if any) and the Intraday Purchase Valuation Period(s) for the most recent prior Intraday Purchase effected on the same Purchase Date (if any) has ended), and prior to 1:30 p.m., Eastern time, on such Purchase Date, so long as, (i) the closing sale price of our Class A common stock on the trading day immediately prior to such Purchase Date is not less than the Threshold Price and (ii) all shares of our Class A common stock subject to all prior Purchases and all prior Intraday Purchases by the Selling Stockholder under the Purchase Agreement have been received by the Selling Stockholder prior to the time such Intraday Purchase Notice is delivered by us to the Selling Stockholder

The per share purchase price for the shares of our Class A common stock that we elect to sell to the Selling Stockholder in an Intraday Purchase pursuant to the Purchase Agreement, if any, will be calculated in the same manner as in the case of a regular Purchase, provided that the VWAP for such Intraday Purchase will be measured during the portion of the normal trading hours on Nasdaq on the applicable Purchase Date that will begin 30 minutes after the latest of (i) the time that the applicable Intraday Purchase Notice is timely received by the Selling Stockholder, (ii) the time that the Purchase Valuation Period for any prior regular Purchase effected on the same Purchase Date (if any) has ended and (iii) the time that the Intraday Purchase Valuation Period for the most recent prior Intraday Purchase effected on the same Purchase Date (if any) has ended, and ending at the earliest of (x) the official close of the regular trading session on Nasdaq on such Purchase Date, (y) such time that the total aggregate volume of shares of our Class A common stock traded on Nasdaq reaches the Intraday Purchase Volume Maximum, and (z) such time that the trading price of a share of our Class A common stock on Nasdaq falls below the applicable Intraday Minimum Price Threshold (as applicable), less a fixed 3.0% discount to the VWAP for such Intraday Purchase Valuation Period.

We may, in our sole discretion, submit multiple Intraday Purchase Notices on the same Purchase Date on which we have properly submitted a Purchase Notice for a Purchase and one or more Intraday Purchase Notices for an Intraday Purchase, with respect to which the Purchase Valuation Period and the Intraday Purchase Valuation Period(s), respectively, have each ended prior to 1:30 p.m., Eastern time, on such Purchase Date (again, provided all shares of Class A common stock subject to all prior Purchases and Intraday Purchases effected by us under the Purchase Agreement theretofore required to have been received by the Selling Stockholder electronically on the applicable settlement date therefor have been so received by the Selling Stockholder in accordance with the Purchase Agreement).

The terms and limitations of such multiple Intraday Purchases effected on the same Purchase Date will be the same as those for a prior Intraday Purchase on the same Purchase Date, and the per share purchase price for the shares of Class A common stock that we elect to sell to the Selling Stockholder in such multiple Intraday Purchases pursuant to the Purchase Agreement, if any, will be calculated in the same manner as in the case of a prior Intraday Purchase on the same Purchase Date, with the exception that the Intraday Purchase Valuation Period(s) for each will begin and end at different times and may vary in length of time during normal trading hours on the applicable Purchase Date, as determined in accordance with the Purchase Agreement.

In the case of the Purchases and Intraday Purchases, the purchase price per share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during the business days used to compute the purchase price.

At or prior to 5:30 p.m., Eastern time, on the applicable Purchase Date for a Purchase, the Selling Stockholder will provide us with a written confirmation for such Purchase and Intraday Purchase, if applicable, setting forth the applicable purchase price (both on a per share basis and the total aggregate purchase price) to be paid by the Selling Stockholder for the shares of Class A common stock purchased by the Selling Stockholder in such Purchase and Intraday Purchase, if applicable.

The payment for, against delivery of, shares of Class A common stock purchased by the Selling Stockholder in a Purchase and any Intraday Purchase under the Purchase Agreement will be fully settled within two trading days immediately following the applicable Purchase Date for such Purchase and Intraday Purchase, as set forth in the Purchase Agreement.

Conditions to Commencement and Each Purchase

The Selling Stockholder’s obligation to accept Purchase Notices and Intraday Purchase Notices that are timely delivered by us under the Purchase Agreement and to purchase shares of our Class A common stock in Purchases and Intraday Purchases under the Purchase Agreement, are subject to (i) the initial satisfaction, at the Commencement, and (ii) the satisfaction, at the applicable “VWAP Purchase Commencement Time” or “Intraday VWAP Purchase Commencement Time” (as such terms are defined in the Purchase Agreement) on the applicable Purchase Date or Intraday Purchase Date for each Purchase or Intraday Purchase, respectively, after the Commencement Date, of the conditions precedent thereto set forth in the Purchase Agreement, all of which are entirely outside of the Selling Stockholder’s control, which conditions include the following:

●	the accuracy in all material respects of the representations and warranties of the Company included in the Purchase Agreement;
●	the Company having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Purchase Agreement to be performed, satisfied or complied with by the Company;
●	the registration statement, of which this prospectus forms a part (and any one or more additional registration statements filed with the SEC that include shares of Class A common stock that may be issued and sold by the Company to the Selling Stockholder under the Purchase Agreement), having been declared effective under the Securities Act by the SEC, and the Selling Stockholder being able to utilize this prospectus (and the prospectus included in any one or more additional registration statements filed with the SEC under the Registration Rights Agreement) to resell all of the shares of Class A common stock included in this prospectus (and included in any such additional prospectuses);
●	the SEC shall not have issued any stop order suspending the effectiveness of the registration statement, of which this prospectus forms a part (or any one or more additional registration statements filed with the SEC that include shares of Class A common stock that may be issued and sold by the Company to the Selling Stockholder under the Purchase Agreement), or prohibiting or suspending the use of this prospectus (or the prospectus included in any one or more additional registration statements filed with the SEC under the Registration Rights Agreement), and the absence of any suspension of qualification or exemption from qualification of the Class A common stock for offering or sale in any jurisdiction;
●	there shall not have occurred any event and there shall not exist any condition or state of facts, which makes any statement of a material fact made in the registration statement that includes this prospectus (or in any one or more additional registration statements filed with the SEC that include shares of Class A common stock that may be issued and sold by the Company to the Selling Stockholder under the Purchase Agreement) untrue or which requires the making of any additions to or changes to the statements contained therein in order to state a material fact required by the Securities Act to be stated therein or necessary in order to make the statements then made therein (in the case of this prospectus or the prospectus included in any one or more additional registration statements filed with the SEC under the Registration Rights Agreement, in the light of the circumstances under which they were made) not misleading;

●	this prospectus, in final form, shall have been filed with the SEC under the Securities Act prior to Commencement, and all reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the SEC pursuant to the reporting requirements of the Exchange Act shall have been filed with the SEC;
●	trading in the Class A common stock shall not have been suspended by the SEC or Nasdaq, the Company shall not have received any final and non-appealable notice that the listing or quotation of the Class A common stock on Nasdaq shall be terminated on a date certain (unless, prior to such date, the Class A common stock is listed or quoted on any other Eligible Market, as such term is defined in the Purchase Agreement), and there shall be no suspension of, or restriction on, accepting additional deposits of the Class A common stock, electronic trading or book-entry services by The Depository Trust Company with respect to the Class A common stock;
●	the Company shall have complied with all applicable federal, state and local governmental laws, rules, regulations and ordinances in connection with the execution, delivery and performance of the Purchase Agreement and the Registration Rights Agreement;
●	the absence of any statute, regulation, order, decree, writ, ruling or injunction by any court or governmental authority of competent jurisdiction which prohibits the consummation of or that would materially modify or delay any of the transactions contemplated by the Purchase Agreement or the Registration Rights Agreement;
●	the absence of any action, suit or proceeding before any arbitrator or any court or governmental authority seeking to restrain, prevent or change the transactions contemplated by the Purchase Agreement or the Registration Rights Agreement, or seeking material damages in connection with such transactions;
●	all of the shares of Class A common stock that may be issued pursuant to the Purchase Agreement shall have been approved for listing or quotation on Nasdaq (or if the Class A common stock is not then listed on Nasdaq, on any Eligible Market), subject only to notice of issuance;
●	no condition, occurrence, state of facts or event constituting a Material Adverse Effect (as such term is defined in the Purchase Agreement) shall have occurred and be continuing;
●	the absence of any bankruptcy proceeding against the Company commenced by a third party, and the Company shall not have commenced a voluntary bankruptcy proceeding, consented to the entry of an order for relief against it in an involuntary bankruptcy case, consented to the appointment of a custodian of the Company or for all or substantially all of its property in any bankruptcy proceeding, or made a general assignment for the benefit of its creditors; and
●	the receipt by the Selling Stockholder of the legal opinions and negative assurances, and bring-down legal opinions and negative assurances as required under the Purchase Agreement.

Termination of the Purchase Agreement

Unless earlier terminated as provided in the Purchase Agreement, the Purchase Agreement will terminate automatically on the earliest to occur of:

●	the first day of the month next following the 24-month anniversary of the Commencement Date;
●	the date on which the Selling Stockholder shall have purchased from us under the Purchase Agreement shares of Class A common stock for an aggregate gross purchase price of $100,000,000;
●	the date on which the Class A common stock shall have failed to be listed or quoted on Nasdaq or any other Eligible Market;
●	the 30th trading day after the date on which a voluntary or involuntary bankruptcy proceeding involving us has been commenced that is not discharged or dismissed prior to such trading day; and

●	the date on which a bankruptcy custodian is appointed for all or substantially all of our property or we make a general assignment for the benefit of creditors.

We have the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, upon five trading days’ prior written notice to the Selling Stockholder. We and the Selling Stockholder may also agree to terminate the Purchase Agreement by mutual written consent. In any case, no termination of the Purchase Agreement will be effective during the pendency of any Purchase that has not then fully settled in accordance with the Purchase Agreement.

The Selling Stockholder also has the right to terminate the Purchase Agreement upon five trading days’ prior written notice to us, but only upon the occurrence of certain events, including:

●	the occurrence of a Material Adverse Effect;
●	the occurrence of a Fundamental Transaction (as such term defined in the Purchase Agreement) involving us;
●	if we are in breach or default in any material respect of any of our covenants and agreements in the Purchase Agreement or in the Registration Rights Agreement, and, if such breach or default is capable of being cured, such breach or default is not cured within 10 trading days after notice of such breach or default is delivered to us;
●	the effectiveness of the registration statement, of which this prospectus forms a part, or any additional registration statement we file with the SEC pursuant to the Registration Rights Agreement lapses for any reason (including the issuance of a stop order by the SEC), or this prospectus or the prospectus included in any additional registration statement we file with the SEC pursuant to the Registration Rights Agreement otherwise becomes unavailable to the Selling Stockholder for the resale of all of the shares of Class A common stock included therein, and such lapse or unavailability continues for a period of 20 consecutive trading days or for more than an aggregate of 60 trading days in any 365-day period, other than due to acts of the Selling Stockholder; or
●	trading in the Class A common stock on Nasdaq (or if the Class A common stock is then listed on an Eligible Market, trading in the Class A common stock on such Eligible Market) has been suspended for a period of three consecutive trading days.

No termination of the Purchase Agreement by us or by the Selling Stockholder will become effective prior to the third trading day immediately following the date on which any pending Purchase has been fully settled in accordance with the terms and conditions of the Purchase Agreement, and will not affect any of our respective rights and obligations under the Purchase Agreement with respect to any pending Purchase, and both we and the Selling Stockholder have agreed to complete our respective obligations with respect to any such pending Purchase under the Purchase Agreement. Furthermore, no termination of the Purchase Agreement will affect the Registration Rights Agreement, which will survive any termination of the Purchase Agreement.

No Short-Selling or Hedging by the Selling Stockholder

The Selling Stockholder has agreed that none of the Selling Stockholder, its sole member, any of their respective officers, or any entity managed or controlled by the Selling Stockholder or its sole member will engage in or effect, directly or indirectly, for its own account or for the account of any other of such persons or entities, any (i) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our Class A common stock or (ii) hedging transaction, which establishes a net short position with respect to our Class A common stock, during the term of the Purchase Agreement.

Prohibition of Other Similar Continuous Equity Offerings

Subject to specified exceptions included in the Purchase Agreement, we are prohibited (with certain specified exceptions) from effecting or entering into an agreement to effect certain “Variable Rate Transactions” (as defined in the Purchase Agreement), which include issuances of shares of our Class A common stock or securities exercisable, exchangeable or convertible into shares of our Class A common stock issued or issuable at a future-determined price or a price that varies or floats based on the market price of our Class A common stock, including an “equity line” with a third party, or any similar continuous offering of our equity securities.

Effect of Sales of our Class A Common Stock under the Purchase Agreement on our Stockholders

All shares of Class A common stock that may be issued or sold by us to the Selling Stockholder under the Purchase Agreement that are being registered under the Securities Act for resale by the Selling Stockholder in this offering are expected to be freely tradable. The shares of Class A common stock being registered for resale in this offering may be issued and sold by us to the Selling Stockholder from time to time at our discretion over a period of up to 24 months commencing on the Commencement Date. The resale by the Selling Stockholder of a significant amount of shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our Class A common stock to decline and to be highly volatile. Sales of our Class A common stock, if any, to the Selling Stockholder under the Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Selling Stockholder all, some or none of the shares of our Class A common stock that may be available for us to sell to the Selling Stockholder pursuant to the Purchase Agreement.

If and when we do elect to sell shares of our Class A common stock to the Selling Stockholder pursuant to the Purchase Agreement, after the Selling Stockholder has acquired such shares, the Selling Stockholder may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from the Selling Stockholder in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Selling Stockholder in this offering as a result of future sales made by us to the Selling Stockholder at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to the Selling Stockholder under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with the Selling Stockholder may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales. See “Risk Factors—Risks Related to the Offering—The issuance and sale of our Class A common stock to the Selling Stockholder will cause dilution to our existing stockholders, and the sale of the shares of Class A common stock acquired by the Selling Stockholder, or the perception that such sales may occur, could cause the price of our Class A common stock to fall” and see “Risk Factors—Risks Related to the Offering—Investors who buy shares at different times will likely pay different prices and may experience different levels of dilution.”

Because the purchase price per share to be paid by the Selling Stockholder for the shares of Class A common stock that we may elect to sell to the Selling Stockholder under the Purchase Agreement, if any, will fluctuate based on the market prices of our Class A common stock during the applicable Purchase Valuation Period for each Purchase made pursuant to the Purchase Agreement, if any, as of the date of this prospectus it is not possible for us to predict the number of shares of Class A common stock that we will sell to the Selling Stockholder under the Purchase Agreement, the actual purchase price per share to be paid by the Selling Stockholder for those shares, or the actual gross proceeds to be raised by us from those sales, if any. As of March 31, 2022, there were 23,877,817 shares of our Class A common stock outstanding, all of which were held by non-affiliates, and 10,378,251 shares of our Class B common stock outstanding of which 378,251 shares were held by non-affiliates. If all of the 12,197,776 shares of Class A common stock offered by the Selling Stockholder for resale under this prospectus were issued and outstanding as of the date hereof (without taking into account the 19.99% Exchange Cap limitation), such shares would represent approximately 33.8% of the total number of shares of our Class A common stock outstanding, approximately 33.8% of the total number of outstanding shares of Class A common stock held by non-affiliates, and approximately 26.3% of the total combined number of shares of our Class A common stock and Class B common stock outstanding, in each case as of March 31, 2022. See “Risk Factors—Risks Related to the Offering—It is not possible to predict the actual number of shares we will sell under the Purchase Agreement to the Selling Stockholder, or the actual gross proceeds resulting from those sales. Further, we may not have access to the full amount available under the Purchase Agreement with the Selling Stockholder.”

Although the Purchase Agreement provides that we may, in our discretion, from time to time after the date of this prospectus and during the term of the Purchase Agreement, direct the Selling Stockholder to purchase shares of our Class A common stock from us in one or more Purchases under the Purchase Agreement, for a maximum aggregate purchase price of up to $100,000,000, only 12,197,776 shares of Class A common stock (197,776 of which represent the Commitment Shares we issued to the Selling Stockholder upon signing the Purchase Agreement, or may issue if certain conditions are met, in each case, as payment of a commitment fee for the Selling Stockholder’s obligation to purchase shares of our Class A common stock under the Purchase Agreement) are being registered for resale under the registration statement, of which this prospectus forms a part. Assuming all of such 12,197,776 shares were sold to the Selling Stockholder at the fixed 3.0% discount to the per share price of $4.545 (which represents the official closing price of our Class A common stock on Nasdaq on the trading day immediately preceding the date of the Purchase Agreement, as adjusted in accordance with applicable Nasdaq rules), such number of shares would be insufficient to enable us to receive aggregate gross proceeds from the sale of such shares to the Selling Stockholder equal to the Selling Stockholder’s $100,000,000 total aggregate purchase commitment under the Purchase Agreement. However, because the market prices of our Class A common stock may fluctuate from time to time after the date of this prospectus and, as a result, the actual purchase prices to be paid by the Selling Stockholder for shares of our Class A common stock that we direct it to purchase under the Purchase Agreement, if any, also may fluctuate because they will be based on such fluctuating market prices of our Class A common stock, it is possible that we may need to issue and sell more than the number of shares being registered for resale under this prospectus to the Selling Stockholder under the Purchase Agreement in order to receive aggregate gross proceeds equal to the Selling Stockholder’s $100,000,000 total aggregate purchase commitment under the Purchase Agreement.

If it becomes necessary for us to issue and sell to the Selling Stockholder under the Purchase Agreement more shares than are being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to $100,000,000 under the Purchase Agreement, we must first (i) obtain stockholder approval to issue shares of Class A common stock in excess of the Exchange Cap under the Purchase Agreement in accordance with applicable Nasdaq rules and (ii) file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Stockholder of any such additional shares of our Class A common stock we wish to sell from time to time under the Purchase Agreement, which the SEC must declare effective, in each case, before we may elect to sell any additional shares of our Class A common stock to the Selling Stockholder under the Purchase Agreement. The number of shares of our Class A common stock ultimately offered for sale by the Selling Stockholder is dependent upon the number of shares of Class A common stock, if any, we ultimately sell to the Selling Stockholder under the Purchase Agreement.

The issuance of our Class A common stock to the Selling Stockholder pursuant to the Purchase Agreement will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted. Although the number of shares of our Class A common stock that our existing stockholders own will not decrease, the shares of our Class A common stock owned by our existing stockholders will represent a smaller percentage of our total outstanding shares of our Class A common stock after any such issuance.

The following table sets forth the amount of gross proceeds we would receive from the Selling Stockholder from our sale of shares of Class A common stock to the Selling Stockholder under the Purchase Agreement at varying purchase prices:

			Gross Proceeds
			from the Sale of
		Percentage of	Shares of Class A
	Number of	Outstanding Shares	Common Stock to
	Registered Shares	of Common Stock	the Selling
	of Class A	After Giving Effect	Stockholder
	Common Stock to	to the Issuance to	Under the
	be Issued if Full	the Selling	Purchase
Assumed Average Purchase Price Per Share	Purchase(1)(2)	Stockholder(3)	Agreement
$3.0000	6,847,787	16.6%	$20,543,361
$4.0000	6,847,787	16.6%	$27,391,148
$4.0200(4)	6,847,787	16.6%	$27,528,104
$4.6802(5)	12,000,000	25.9%	$56,162,400
$5.0000	12,000,000	25.9%	$60,000,000
$6.0000	12,000,000	25.9%	$72,000,000
$7.0000	12,000,000	25.9%	$84,000,000
$8.0000	12,000,000	25.9%	$96,000,000
$9.0000	12,000,000	25.9%	$100,000,000

(1)  Although the Purchase Agreement provides that we may sell up to $100,000,000 of our Class A common stock to the Selling Stockholder, we are only registering 12,000,000 shares of Class A common stock that we ultimately may sell to the Selling Stockholder under the Purchase Agreement (excluding the 197,776 Commitment Shares). We will not issue more than an aggregate of 6,847,787 shares of Class A common stock (the Exchange Cap) unless otherwise approved by our stockholders or if the aggregate price per share exceeds the Nasdaq base price of $4.6802. The number of registered shares to be issued as set forth in this column gives effect to (i) the Exchange Cap and (ii) the Total Commitment amount of $100,000,000, as applicable, without regard for the Beneficial Ownership Cap.

(2)  Does not include the 197,776 Commitment Shares that we issued, or may issue if certain conditions are met, in each case, to the Selling Stockholder as consideration for its commitment to purchase shares of Class A common stock under the Purchase Agreement. The number of shares of Class A common stock offered by this prospectus may not cover all the shares we ultimately sell to the Selling Stockholder under the Purchase Agreement, depending on the purchase price per share. We have included in this column only those shares being offered for resale by the Selling Stockholder under this prospectus (excluding the 197,776 Commitment Shares), without regard for the Beneficial Ownership Cap. The assumed average purchase prices are solely for illustration and are not intended to be estimates or predictions of future stock performance.

(3)  The denominator is based on 23,976,705 shares of Class A common stock and 10,378,251 shares of Class B common stock outstanding, in each case, as of March 31, 2022 (which, for these purposes, includes the 98,888 Initial Commitment Shares we issued to the Selling Stockholder on April 4, 2022), adjusted to include the issuance of the number of shares set forth in the second column that we would have sold to the Selling Stockholder, assuming the average purchase price in the first column. The numerator is based on the number of shares of Class A common stock set forth in the second column.

(4)  The closing sale price of our Class A common stock on Nasdaq on April 12, 2022.

(5)  Nasdaq base price.

USE OF PROCEEDS

This prospectus relates to shares of our Class A common stock that may be offered and resold from time to time by the Selling Stockholder. All of the Class A common stock offered by the Selling Stockholder pursuant to this prospectus will be resold by the Selling Stockholder for its own account. We will not receive any of the proceeds from these sales. We may receive up to $100,000,000 aggregate gross proceeds under the Purchase Agreement from any sales we make to the Selling Stockholder pursuant to the Purchase Agreement. The net proceeds from sales, if any, under the Purchase Agreement, will depend on the frequency and prices at which we sell shares of Class A common stock to the Selling Stockholder after the date of this prospectus. See “Plan of Distribution.”

We intend that any funds we receive from our sale of shares to the Selling Stockholder under the Purchase Agreement to fund new technology development, new machines-in-network, general corporate and business purposes, and potential acquisitions.  As of the date of this prospectus, we cannot specify with certainty all of the particular uses of the proceeds from such offering. Accordingly, we will retain broad discretion over the use of such proceeds.

The Selling Stockholder will pay any underwriting discounts and commissions and expenses incurred by it for brokerage, accounting, tax or legal services or any other expenses incurred by it in disposing of the Class A common stock. We will bear all other costs, fees and expenses incurred in effecting the registration of the Class A common stock covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain future earnings for use in operating and expanding our business, and we do not anticipate paying any cash dividends in the reasonably foreseeable future.  Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, such as the terms of the agreements governing our indebtedness, general business conditions, and other factors that our board of directors may deem relevant.

MANAGEMENT

Directors and Executive Officers

The following table provides information regarding our executive officers and members of our board of directors (ages as of March 31, 2022):

Name	Title/Position	Age
William (“Bill”) Santana Li	Chairman and Chief Executive Officer	52
Stacy Dean Stephens	Chief Client Officer	50
Mallorie Burak	Chief Financial Officer	51
Mercedes Soria	Chief Intelligence Officer	48
Aaron J. Lehnhardt	Chief Design Officer	49
Peter M. Weinberg	General Counsel	61
Kristi Ross	Director	53
Linda Keene Solomon	Director	57
Jackeline V. Hernandez Fentanez	Director	57
Patricia L. Watkins	Director	62
Patricia Howell	Director	54
Suzanne Muchin	Director	54

Executive Officers

William (“Bill”) Santana Li has served as Chairman and Chief Executive Officer (“CEO”) since April 2013, when he co-founded the Company. Mr. Li is an American entrepreneur with over 30 years of experience from working in the global automotive sector and founding and leading a number of startups. From 1990 to 1999, Mr. Li held multiple business and technical positions at Ford Motor Company across four continents. His positions at Ford ranged from component, systems, and vehicle engineering with the Visteon, Mazda, and Lincoln brands; to business and product strategy on the United States youth market, India, and the emerging markets in Asia-Pacific and South America; as well as the financial turnaround of Ford of Europe. In addition, he was on the “Amazon” team, which established an all-new modular plant in Brazil. Subsequently, he served as Director of Mergers & Acquisitions. After internally securing $250 million in financing, Mr. Li founded and served as COO of GreenLeaf LLC, a Ford Motor Company subsidiary that became the world’s second largest automotive recycler. Under his leadership, GreenLeaf grew to more than 600 employees, 20 locations worldwide, and annual sales of approximately $150 million. After successfully establishing GreenLeaf, Mr. Li was recruited by SoftBank Venture Capital to establish and serve as the President and CEO of the Model E Corporation, a newly established automobile manufacturer that focused on the “Subscribe and Drive” model in California. Mr. Li also founded Carbon Motors Corporation in 2003, and as its Chairman and CEO until February 2013, focused it on developing the world’s first purpose-built law enforcement patrol vehicle. Carbon Motors Corporation filed for Chapter 7 liquidation in June 2003. Mr. Li earned a BSEE from Carnegie Mellon University and an MBA from the University of Detroit Mercy. He is married to Mercedes Soria, the Company’s Chief Intelligence Officer. We believe Mr. Li is qualified to serve on our board of directors due to his more than 30 years of experience in various industries, including as our Chairman and CEO, and co-founder of the Company.

Stacy Dean Stephens has served as our Chief Client Officer since May 2013 and co-founded the Company in April 2013. Previously, he co-founded Carbon Motors Corporation with Mr. Li, where he led marketing operations, sales, product management, partnership marketing and client service. At Carbon Motors, Mr. Stephens established the “Carbon Council,” a client interface and users group consisting of over 3,000 law enforcement professionals across all 50 states and actively serving over 2,200 law enforcement agencies. Carbon Motors Corporation filed for Chapter 7 liquidation in June 2003. Prior to co-founding Carbon Motors Corporation, Mr. Stephens served as a police officer for the Coppell (Texas) Police Department from 2000 to 2002. Mr. Stephens studied aerospace engineering at the University of Texas in Arlington. He subsequently earned a degree in criminal justice and graduated as valedictorian from Tarrant County College in Fort Worth, Texas. He is a member of the International Association of Chiefs of Police (“IACP”) and also sits on the IACP Division of State Associations of Chiefs of Police SafeShield Project, which seeks to critically examine existing and developing technologies for the purpose of preventing and minimizing officer injuries and fatalities.

Mallorie Burak has served as our Chief Financial Officer (“CFO”) since October 2020. Ms. Burak is an experienced financial executive, bringing over 25 years of expertise across a broad spectrum of industries ranging from early-stage start-ups to multi-national, public corporations. Prior to joining Knightscope, she served as CFO at ThinFilm Electronics ASA, an innovative solid-state lithium battery start-up, from 2019 to 2020 and Alta Devices, Inc., a GaAs thin-film solar technology start-up, from 2016 to 2019. Prior to Alta Devices Ms. Burak served as CFO at FriendFinder Networks, Rainmaker Systems, FoodLink, and Southwall Technologies. Ms. Burak has significant experience working with a variety of financing sources, both public and private, as well as significant experience leading and managing M&A related activities. Ms. Burak holds a BSBA and MBA from San Jose State University.

Mercedes Soria has served as our Chief Intelligence Officer since May 2013 and has been with Knightscope since April 2013. Ms. Soria is a technology professional with over 15 years of experience in systems development, life cycle management, project leadership, software architecture and web applications development. Ms. Soria led IT strategy development at Carbon Motors Corporation from 2011 until 2013. From 2002 to 2010, Ms. Soria was Channel Manager and Software Development Manager for internal operations at Deloitte & Touche LLP.  From 1998 to 2002, Ms. Soria worked as a software developer at Gibson Musical Instruments leading the effort to establish its online presence. Ms. Soria obtained Bachelor and Master’s degrees in Computer Science from Middle Tennessee State University with honors, as well as an Executive MBA from Emory University. She is also a certified Six Sigma green belt professional and a member of the Society of Hispanic Professional Engineers. She is married to William Santana Li, the Company’s Chairman and Chief Executive Officer.

Aaron J. Lehnhardt has served as our Chief Design Officer since November 2015. Previously, from the Company’s inception in April 2013 until November 2015, Mr. Lehnhardt served as Chief Designer of the Company. From 2002 to April 2013, Mr. Lehnhardt was the co-owner of Lehnhardt Creative LLC where he worked on advanced propulsion vehicle design, personal electronics, product design, video game design, and concept development work. From 2004 to 2011, Mr. Lehnhardt was Chief Designer at California Motors (“Calmotors”), where he led the design for various concepts for HyRider hybrid vehicles, the Calmotors 1000 horsepower hybrid super car, Terra Cruzer super off-road vehicle, multiple vehicles for the U.S. Military, and various other hybrid and electric vehicles. He was also the lead designer and partner of Ride Vehicles LLC, a sister company to Calmotors, which worked on a 3-wheeled, standup personal mobility vehicle. Mr. Lehnhardt began his career in 1994 in the Large Truck Design Studio of Ford Motor Company, where he worked on the Aeromax and Excursion truck programs. Mr. Lehnhardt earned his Bachelor of Fine Arts in Transportation Design from the College for Creative Studies in Detroit, Michigan. He also served as an Alias 3D instructor at the College for Creative Studies.

Peter M. Weinberg has served as our General Counsel since July 2021.  Prior to joining Knightscope, Mr. Weinberg served as General Counsel at solar cell designer and manufacturer, Alta Devices from 2015 to 2019.  Prior to Alta Devices, he served as Legal Counsel in the communications and information technology company, NEC Corp. of America from 1999 to 2005 and was appointed General Counsel for semiconductor and technology solutions company, NEC Electronics America, where he served from 2005 to 2010.  Mr. Weinberg started his legal career with design/builder Takenaka USA Corp, where he was recruited from Fordham University Law School in 1990 to be its first in-house counsel and served until 1999. In addition to his Fordham JD, Mr. Weinberg holds a BA from Stony Brook University and an MA from New York University.

Directors

William (“Bill”) Santana Li. Mr. Li’s business background information is set forth under “— Executive Officers” above.

Kristi Ross has served as a member of our board of directors since January 2022. Ms. Ross is the Co-Founder, Co-Chief Executive Officer and President of tastytrade, Inc. (“tastytrade”), launched in 2011. Tastytrade is an online financial network that includes a FINRA authorized broker-dealer subsidiary, tastyworks. In 2021, tastytrade was acquired by IG Group Holdings PLC for over $1 billion. Ms. Ross serves on the IG Group North America board of directors and IG Group executive committee, as well as the board of directors of Transportation Alliance Bank, Inc. and 1871, a non-profit innovation hub since 2019 and 2016, respectively. Since 2015, Ms. Ross served on the ChicagoNEXT Fintech Council of World Business Chicago and Co-Chaired the Capital and Finance Committee of the P33 Technology Initiative in 2018 to 2019. Commencing in 2004 to 2010, Ms. Ross was the CFO of thinkorswim Group, Inc., as a private company, and managing director and from 1998 to 2004, she was the CFO of Automated Trading Desk Specialists, a stock specialist firm on the Chicago Stock Exchange. In 1990, Ms. Ross earned a BBA, majoring in accounting, from St. Norbert College. We believe Ms. Ross is qualified to serve on our board of directors due to her extensive financial and accounting expertise.

Linda Keene Solomon has served as a member of our board of directors since January 2022. Ms. Solomon currently serves as Chief Executive Officer of Wellspring Solutions, Inc., a position she has held since 2016. Prior to Wellspring Solutions, she served at global accounting and consulting firm Deloitte LLP from 1990 to 2016 where she built their Federal Government Services practice. Ms. Solomon led Deloitte’s homeland security consulting practice from 2004 until 2014 and currently advises national security and law enforcement companies who serve federal, state, and local government agencies. In addition, she has served as Executive Officer and Director on the Homeland Security and Defense Business Council. Ms. Solomon earned a BA in Computer Mathematics, a minor in French, and an MBA from the NYU Stern School of Business. We believe Ms. Solomon is qualified to serve on our board of directors due to her significant experience with security, law enforcement and the government.

Jackeline (“Jackie”) V. Hernandez Fentanez has served as a member of our board of directors since January 2022. Ms. Hernandez Fentanez is a founding member of Plug and Play since its inception in 2006. Ms. Hernandez serves as its Senior Vice President of global partnerships. Ms. Hernandez Fentanez graduated from the National Autonomous University of Mexico with a major in chemistry and a concentration in immunology. She has been a speaker at several international forums such TEDx, Stanford University, ClimateKIC Europe, as well as international universities and incubators.  We believe Ms. Hernandez Fentanez is qualified to serve on our board of directors due to her background in the industry, including with autonomous products.

Patricia (“Patty”) L. Watkins has served as a member of our board of directors since January 2022. Ms. Watkins has been a Managing Partner of M.O.R.E. SALES Advisors, a sales and marketing advisory firm providing services to technology firms since 2019. In 2019, she served as the Vice President of Sales for the Americas and Europe, and for Conversation AI, SaaS, Software and Services for Avaamo, Inc. From 2017 to 2019, she served as Vice President of Sales for Genesys, Inc., a provider of cloud and on-premise customer engagement solutions, she served as VP of sales for Motionloft, a provider of sensor and analytics solutions in 2017, and from 2015 to 2106, she served SA Global Vice President of Sales for Internap Holding LLC, a global provider of infrastructure solutions. She possesses over 20 years of experience in senior executive roles in the global technology sector, including at HP, AT&T and Teradata, with a background that expands hardware, software, SaaS, Cloud, customer experience, data analytics, machine learning and artificial intelligence. Ms. Watkins holds a BBA from the University of Texas, in Austin (with honors), and an MBA from Santa Clara University where she was a member of Beta Gamma Sigma, the International Business Honor Society. We believe Ms. Watkins is qualified to serve on our board of directors due to her extensive technology and software experience.

Patricia (“Trish”) Howell has served as a member of our board of directors since January 2022. Ms. Howell has approximately 30 years of experience leading operations functions in multiple industries. She joined Avail Medsystems, Inc. as Vice President, Manufacturing in February 2021. Ms. Howell also serves as the Independent Director and Audit Committee Chair of CVR Medical, where she was appointed in March 2020. From December 2019 to February 2021, Ms. Howell was Vice President of Operations at Stryker Corporation (formerly ZipLine Medical, where she held the same role from 2016-2019). From 2013-2016, Ms. Howell served as Vice President of Operations at Pulmonx Corporation where she led manufacturing, quality, and supply chain. Ms. Howell holds a BS in Mechanical Engineering from the University of Michigan and an MBA in Finance from the University of Michigan-Dearborn. She is also a member of the National Association of Corporate Directors. We believe Ms. Howell is qualified to serve on our board of directors due to her significant operations and corporate governance experience.

Suzanne Muchin has served as a member of our board of directors since February 2022. Ms. Muchin is a Clinical Associate Professor at the Kellogg School of Management where she has served since September 2019, and is a graduate of Tufts University. Ms. Muchin is also co-Founder and has been the CEO of Bonfire, a company created to ignite the power of women to change the rules of the modern workforce, since 2019. Ms. Muchin co-hosts the popular podcast, The Big Payoff, with her Bonfire co-Founder and long time business partner, Rachel Bellow. Ms. Muchin is a leader in Chicago’s entrepreneurship community, helping build the brands and social impact strategies for some of the city’s most well-known organizations and initiatives including 1871, MATTER, Impact Engine and P33. Ms. Muchin was inducted into the Chicago Entrepreneurship Hall of Fame in 2013 for her own ventures. Ms. Muchin is a member of the Wexner Heritage Foundation, an LP and Advisory Board member at MATH Venture Partners, a board member of 1871, and this year received the Human Rights Medallion Award from the American Jewish Committee. We believe Ms. Muchin is qualified to serve on our board of directors due to her extensive academic and leadership experience.

Family Relationships

There are no family relationships among any of our directors and executive officers, except that William Santana Li, our Chairman and CEO, is married to Mercedes Soria, our Chief Intelligence Officer.

Composition of our Board of Directors

Our board of directors currently consists of seven directors and is not classified. All directors are elected at each annual meeting of stockholders and hold office until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person's background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Board Leadership Structure and Role in Risk Oversight

Our board of directors does not have a policy regarding separation of the roles of Chief Executive Officer and Chairman of the board of directors. The board of directors believes it is in our best interests to make that determination based on circumstances from time to time. Currently, our Chief Executive Officer serves as the Chairman of the board of directors, and all of our other directors and non-employee independent directors.

We believe this leadership structure benefits us because a combined Chief Executive Officer and Chairman role helps provide strong, unified leadership for our management team and board of directors. Furthermore, our customers, suppliers and other business partners have always viewed our Chief Executive Officer and Chairman as a visionary leader in our industry, and we believe that having a single leader is good for our business. Accordingly, we believe a combined Chief Executive Officer and Chairman position is the best governance model for our company and our stockholders at this time. The board of directors has not specifically designated any director as a lead independent director.

Our board of directors believes that this leadership structure, combined with our corporate governance policies and processes, creates an appropriate balance between strong and consistent leadership and independent oversight of our business. The Chairman chairs the meetings of our board of directors and stockholders, with input from the non-employee independent directors, and as such, our board of directors believes that a person with comprehensive knowledge of our Company is in the best position to serve such role.

Our board of directors believes that our current leadership structure and the composition of our board of directors protect stockholder interests and provide adequate independent oversight, while also providing outstanding leadership and direction for our board of directors and management. Each of our other directors is “independent” under Nasdaq standards, as more fully described herein. The independent directors meet in executive sessions, without management present, during each regularly scheduled board of directors meeting and are very active in the oversight of our Company. In addition, our board of directors and each committee of our board of directors has complete and open access to any member of management and the authority to retain independent legal, financial and other advisors as they deem appropriate.

Our board of directors believes its administration of its risk oversight function has not affected its leadership structure. Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including those described under “Item 1A. Risk Factors” in our 2021 Annual Report, which is incorporated by reference herein, and in other filings that we periodically make with the SEC. Our board of directors is actively involved in oversight of risks that could affect us. This oversight is conducted primarily by our full board of directors, which has responsibility for general oversight of risks.

Our board of directors satisfies this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our Company. Our audit committee oversees risk management activities related to financial controls and legal and compliance risks. Our compensation committee oversees risk management activities relating to our compensation policies and practices, and our independent directors as a whole oversees risk management activities relating to board of directors’ composition and management succession planning. In addition, members of our senior management team attend our quarterly board meetings and are available to address any questions or concerns raised by the board on risk-management and any other matters. Our board of directors believes that full and open communication between management and the board of directors is essential for effective risk management and oversight.

Director Independence

Nasdaq listing rules require that a majority of the board of directors be comprised of independent directors. The board of directors has determined that Kristi Ross, Linda Keene Solomon, Jackie Hernandez Fentanez, Patty Watkins, Trish Howell, and Suzanne Muchin is each an “independent director” as defined under the applicable Nasdaq rules and SEC rules and regulations. Mr. Li is not independent due to his service as a current executive officer of the Company.  The board of directors makes a determination regarding the independence of each director annually based on relevant facts and circumstances. Applying the standards and independence criteria defined by the Nasdaq listing standards, the board of directors has made a determination as to each independent director that no relationships exist which, in the opinion of the board of directors, would interfere with the exercise of her independent judgment in carrying out the responsibilities of a director.

Board Committees

Our board of directors has established an audit committee and a compensation committee. Our board of directors may establish other committees to facilitate the management of our business from time to time. Our board of directors delegates various responsibilities and authority to committees as generally described below. The committees regularly report on their activities and actions to the full board of directors. Our board of directors does not have a standing nominating committee. In accordance with Nasdaq rules, director nominees are selected or recommended for selection by independent directors constituting a majority of the board of directors’ independent directors in a vote in which only independent directors participate.

Each of the committees operates under its own written charter as adopted by our board of directors, each of which is available on our website, www.ir.knightscope.com/corporate-governance/governance-overview. The information contained on, or accessible through, our website is not part of, or incorporated by reference in, the registration statement, of which this prospectus forms a part.

Audit Committee

The audit committee members are Kristi Ross, Linda Keene Solomon, and Trish Howell. Ms. Ross serves as chairperson. Our board of directors has determined that the proposed chairperson of the audit committee can read and understand and will ensure that each member seated in the future will be able to, read and understand fundamental financial statements and qualifies as an audit committee financial expert within the meaning of Commission regulations and meets the financial sophistication requirements of the Nasdaq Global Market.

Our board of directors has determined that each of the directors serving on our audit committee is independent within the meaning of applicable Nasdaq rules and Rule 10A-3 under the Exchange Act. In addition, our board of directors has determined that Ms. Ross qualifies as an “audit committee financial expert” within the meaning of SEC regulations and applicable Nasdaq rules. In making this determination, our board of directors has considered the formal education and nature and scope of her previous experience.

Our audit committee, among other things, assists our board of directors with its oversight of the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, independence, and performance of the independent registered public accounting firm; and the design and implementation of our risk assessment and risk management. Among other things, our audit committee is responsible for reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures. The audit committee also discusses with our management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of our financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, initiates inquiries into certain aspects of our financial affairs. Our audit committee is responsible for establishing and overseeing procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters. In addition, our audit committee has direct responsibility for the appointment, compensation, retention, and oversight of the work of our independent registered public accounting firm. Our audit committee has sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement terms and fees, and all permissible non-audit engagements with the independent auditor. Our audit committee reviews and oversees all related person transactions in accordance with our policies and procedures.

Compensation Committee

The Company established a compensation committee whose members are Jackie Hernandez Fentanez and Patty Watkins. Ms. Hernandez Fentanez serves as the chairperson. Our board of directors has determined that each of the directors serving on our compensation committee is independent within the meaning of applicable Nasdaq rules and SEC rules and regulations for purposes of membership on the compensation committee.

Our compensation committee, among other things, assists our board of directors with its oversight of the forms and amount of compensation for our executive officers (including officers reporting under Section 16 of the Exchange Act), the administration of our equity and non-equity incentive plans for employees and other service providers and certain other matters related to our compensation programs. Our compensation committee, among other responsibilities, evaluates the performance of our Chief Executive Officer and, in consultation with him, evaluates the performance of our other executive officers (including officers reporting under Section 16 of the Exchange Act).

Risk Considerations in our Compensation Program

The compensation committee conducted an assessment of our compensation policies and practices for our employees and concluded that these policies and practices are not reasonably likely to have a material adverse effect on our Company.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year none of them has served, (i) as a member of the compensation committee or board of directors of another entity that has one or more officers serving on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on our Board.

Codes of Conduct

We have a written code of conduct in place that applies to all our employees and directors, including our principal executive officer and principal financial officer. A copy of our code of conduct is available on our website at www.ir.knightscope.com/corporate-governance/governance-overview. We are required to disclose certain changes to, or waivers from, that code for our senior financial officers. We intend to use our website as a method of disseminating any change to, or waiver from, our code of conduct as permitted by applicable SEC rules.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding compensation earned for services rendered during the years ended December 31, 2021 and 2020 for our chief executive officer and the two most highly compensated executive officers who were serving as executive officers at the end of 2021. We refer to these individuals as our “named executive officers.”

				Option
		Salary	Bonus	Awards	Total
Name and Principal Position	Year	($)	($)	($)(1)	($)
William Santana Li	2021	300,000	230,000	—	530,000
Chairman and Chief Executive Officer	2020	264,262	180,000	—	444,262
Mallorie Burak	2021	250,000	205,000	3,038,387	3,493,387
Chief Financial Officer	2020	60,606	—	570,000	630,606
Peter Weinberg(2)	2021	125,000	5,000	2,525,055	2,655,055
General Counsel

(1)  Amounts reflect the aggregate grant date fair value of grants made in each respective fiscal year computed in accordance with stock-based accounting rules (Financial Standards Accounting Board Accounting Standards Codification Topic 718 Stock Compensation). Assumptions used in the calculations of these amounts are included in Note 5 to our financial statements, which are included in our 2021 Annual Report, which is incorporated by reference herein.

(2)  Mr. Weinberg commenced service as our General Counsel in July 2021.

Narrative Disclosure to Summary Compensation Table

Principal Elements of Compensation

The compensation of the Company’s named executive officers is comprised of the following major elements: (a) base salary; (b) an annual, discretionary cash bonus; and (c) long-term equity incentives, consisting of stock options, restricted stock awards, performance compensation awards and/or other applicable awards granted under the Company’s equity incentive plan and any other equity plan that may be approved by the board of directors from time to time. These principal elements of compensation are described below.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Adjustments to base salaries are reviewed annually and as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive officer’s role or responsibilities, as well as to maintain market competitiveness.

Annual Bonuses

Annual bonuses may be awarded based on qualitative and quantitative performance standards and are designed to reward performance of our named executive officers individually. The determination of a named executive officer’s performance may vary from year to year depending on economic conditions and conditions in our industry and may be based on measures such as stock price performance, the meeting of financial targets against budget, the meeting of acquisition objectives and balance sheet performance.

Long-Term Equity Incentives

Grants made under our equity incentive plan provide continual motivation for our officers, employees, consultants and directors to achieve our business and financial objectives and align their interests with the long-term interests of our stockholders. The purpose of grands made under our equity incentive plan is to promote greater alignment of interests between employees and stockholders, and to support the achievement of our longer-term performance objectives, while providing a long term retention element.

Employment Agreements

The Company has entered into an employment agreement with each named executive officer. In addition to their salaries, each named executive officer is eligible to receive an annual bonus initially targeted at 50% of his or her salary based upon the level of achievement of the applicable Company performance objectives, as determined by the board of directors in its discretion.

For 2021, the board set four performance metrics, each of which represented 25% of a potential annual bonus: (i) the Company consummating a special purpose acquisition company transaction or public listing; (ii) the Company securing a 12-month cash runway as of June 30, September 30 and December 31; (iii) the Company’s successful release of the K5 ASR version 4.5 during the third quarter; and (iv) certain specified quarterly gross ASR revenues. Each named executive officer is also eligible to receive a performance bonus as specified below. Each employment agreement also includes severance benefits in the event the Company terminates the executive’s employment other than for cause, due to the executive’s death or due to the executive’s disability or he or she resigns for good reason (a “non-change termination”). Each executive is also eligible for severance benefits in the event of a change in control. In the event of a non-change termination, a named executive officer will receive their base salary for six months, in addition to reimbursement for COBRA premiums for the named executive officer and their dependents. In the event of a change in control termination, a named executive officer will receive their base salary for 12 months, a lump sum payment equal to 100% of the named executive officer’s target annual bonus, accelerated vesting of their equity awards and reimbursement for COBRA premiums for the executive and their dependents.

Our obligation to make the severance payments described above will be conditioned upon the named executive officer’s execution of a general release of claims against us.

Under his employment agreement, Mr. Li receives a base salary of $300,000, which is subject to review and adjustment based upon the Company’s normal performance review practices. In addition to the annual bonus, he is also eligible to receive certain performance bonuses: a one-time $75,000 cash bonus upon the successful completion a Regulation A raise equal to or in excess of $10 million and a one-time $75,000 cash bonus upon the successful completion a Regulation A raise equal to or in excess of $20 million.

Under her employment agreement, Ms. Burak receives a base salary of $250,000, which is subject to review and adjustment based upon the Company’s normal performance review practices. In addition to the annual bonus, she is also eligible to receive, or has received, certain performance bonuses: a one-time $25,000 bonus upon the successful completion of the 2020 audit and the on-time filing of the Company’s annual report for 2020, $50,000 bonus for successful placement of a debt or deal financing arrangement for the Company, and a one-time cash bonus of $50,000 upon the Company having over $35 million cash on hand. The previously stated performance criteria were agreed upon subsequent to the execution of Ms. Burak’s employment agreement and replace the milestones referenced in the agreement.

Under his employment agreement, Mr. Weinberg receives a base salary of $250,000, which is subject to review and adjustment based upon the Company’s normal performance review practices. In addition to the annual bonus, he is also eligible to receive, or has received, certain performance bonuses: a one-time $62,500 cash bonus upon successful completion of the initial FedRamp documentation requirements and successful FedRamp certification, and a one-time $62,500 cash bonus upon the Company completing a successful public listing.

Under the employment agreements, “cause” generally means: (i) an act of dishonesty made by the named executive officer in connection with his or her responsibilities as an employee; (ii) the named executive officer conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude; (iii) the named executive officer gross misconduct; (iv) the named executive officer unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the named executive officer owes an obligation of nondisclosure as a result of the named executive officer’s relationship with the Company; (v) the named executive officer’s breach of any obligations under any written agreement or covenant with the Company; (vi) the named executive officer’s continued failure to perform his or her employment duties after he or she has received a written demand of performance from the Company which specifically sets forth the factual basis for the Company’s belief that the named executive officer has not substantially performed his or her duties; or (vii) the named executive officer’s willful violation of a federal or state law or regulation applicable to the business of the Company.

Under the employment agreements, “good reason” generally means the termination of the named executive officer’s employment with the Company by the named executive officer in accordance with the next sentence after the occurrence of one or more of the following events without the named executive officer’s express written consent: (i) a material reduction of the named executive officer’s duties, authorities, or responsibilities relative to the named executive officer’s duties, authorities, or responsibilities in effect immediately prior to the reduction, provided, however, that  continued employment following a change in control with substantially the same duties, authorities, or responsibilities with respect to the Company’s business and operations will not constitute “good reason”; (ii) a material reduction by the Company of the named executive officer’s base salary provided, subject to certain exceptions; (iii) a material change in the geographic location of the named executive officer’s primary work facility or location by more than 50 miles from the named executive officer’s then present location, subject to certain exceptions; or (iv) failure of a successor corporation to assume the obligations under the employment agreement.  In order for the termination of the named executive officer’s employment with the Company to be for good reason, he or she must not terminate his or her employment without first providing written notice to the Company of the acts or omissions constituting the grounds for “good reason” within 90 days of the initial existence of the grounds for “good reason” and a cure period of 30 days following the date of written notice (the “Cure Period”), the grounds must not have been cured during that time, and the named executive officer must terminate his or her employment within 30 days following the Cure Period.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to outstanding options held by our named executive officers at December 31, 2021.

	Option Awards
		Number of	Number of
		Securities	Securities
		Underlying	Underlying		Option
		Unexercised	Unexercised		Exercise	Option
		Options (#)	Options (#)		Price	Expiration
Name(1)	Grant Date	Exercisable	Unexercisable		($)	Date
Mallorie Burak	10/7/2020	156,250	343,750	(2)(3)	2.34	10/7/2030
	2/22/2021	—	500,000	(2)(3)	10.00	2/22/2031
Peter Weinberg	9/14/2021	—	500,000	(2)(3)	8.37	9/14/2031

(1)  Mr. Li did not have any outstanding equity awards as of December 31, 2021.

(2)  The stock options vest and become exercisable as to 25% of the option shares after 12 months, and vest as to the remaining shares in equal monthly installments over the subsequent 36 months, subject to continuous service as of each vesting date.

(3)  Exercisable for shares of Class A common stock.

Potential Payments Upon Termination or Change in Control

Below is a summary of the potential payments that each of our named executive officers would have received upon the occurrence of the termination events specified below, assuming that each triggering event occurred on December 31, 2021.

Involuntary Termination without Cause

	Severance	Health Benefits	Total
Name	($)	($)	($)
William Santana Li	150,000	3,332	153,332
Mallorie Burak	125,000	11,784	136,784
Peter Weinberg	125,000	11,466	136,466

Involuntary Termination without Cause or Resignation for Good Reason in connection with a Change in Control

			Acceleration
			of Equity	Health
	Severance	Bonus	Awards	Benefits	Total
Name	($)	($)	($)(1)	($)	($)
William Santana Li	300,000	150,000	—	6,664	456,664
Mallorie Burak	250,000	125,000	2,633,125	23,568	3,031,693
Peter Weinberg	250,000	125,000	815,000	22,932	1,212,932

(1) Represents the value of unvested optsion awards held on December 31, 2021 that would be subject to accelerated vesting, based on the fair market value of our share of Class A common stock as of December 31, 2021, based on an external valuation performed by a third-party firm, calculated by multiplying the number of shares of Class A common stock underlying each such option by the fair market value of our share of Class A common stock as of December 31, 2021, less the applicable per share exercise price of such option.

Director Compensation

During the year ended December 31, 2021, Mr. Li was the sole director of the Company.  Mr. Li did not receive any compensation during the year ended December 31, 2021 as director compensation.

Effective upon listing on Nasdaq, the board of directors was increase to six directors, five of whom were seated upon listing on Nasdaq, and the sixth who was appointed effective February 9, 2022. The Company has entered into agreements that became effective as of listing and seating of the director nominees to compensate them for their service. Each non-executive director will receive an annual cash fee of $60,000, or $70,000 if the director serves as the chairperson of a board of directors committee. Each non-executive director will also receive a grant of 40,000 nonstatutory stock options that will vest after the first anniversary of their board of directors service and will be eligible to receive awards under the Company’s equity incentive plans as may be determined from time to time by the board of directors in its discretion.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of transactions to which we were a party since December 30, 2019 in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Related Person Transactions

Konica Minolta, Inc.

One of the Company’s vendors, Konica Minolta, Inc. (“Konica Minolta”), is a stockholder of the Company and beneficially owned approximately 5.46% of the Company’s total voting power as of March 31, 2022. Konica Minolta provides the Company with repair services to its ASRs. The Company paid Konica Minolta $91,183, $60,266, $355,428, $218,425 and $332,146 in service fees for the three months ended March 31, 2022 and 2021 and the years ended December 31, 2021, 2020 and 2019, respectively. The Company had payables of $27,497, $29,279 and $20,498 owed to Konica Minolta as of March 31, 2022 and December 31, 2021 and 2020, respectively.

Director and Officer Indemnification and Insurance

Our amended and restated certificate of incorporation and our bylaws provide that we indemnify each of our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. Further, we have entered into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Policies and Procedures for Approving Transactions with Related Persons

Our audit committee reviews and oversees all related person transactions in accordance with our policies and procedures, either in advance or when we become aware of a related person transaction that was not reviewed and approved in advance; however, the Board has not adopted a written policy or procedures governing its approval of transactions with related persons. Other than as descried above, there were no related person transactions in the years ended December 31, 2021 or 2020. The transactions described above were approved by the sole director at the time they were entered into.

DESCRIPTION OF CAPITAL STOCK

The following description of capital stock summarizes certain provisions of our Amended and Restated Certificate of Incorporation (the “certificate of incorporation”) and our Bylaws (the “bylaws”). The description is intended as a summary, and is qualified in its entirety by reference to our certificate of incorporation and our bylaws, copies of which have been filed as exhibits to the registration statement, of which this prospectus forms a part.

Authorized Capital Stock

Our authorized capital stock consists of 187,405,324 shares, consisting of: (i) 114,000,000 shares of Class A Common Stock, $0.001 par value per share; (ii) 30,000,000 shares of Class B Common Stock, $0.001 par value per share; and (iii) 43,405,324 shares of Preferred Stock, $0.001 par value per share, consisting of (A) 8,936,015 shares designated as Series A Preferred Stock, (B) 4,707,501 shares designated as Series B Preferred Stock, (C) 6,666,666 shares designated as Series m Preferred Stock, (D) 333,334 shares designated as Series m-1 Preferred Stock, (E) 1,660,756 shares designated as Series m-2 Preferred Stock, (F) 3,490,658 shares designated as Series m-3 Preferred Stock, (G) 4,502,061 shares designated as Series m-4 Preferred Stock, and (H) 13,108,333 shares designated as Series S Preferred Stock.

As of March 31, 2022, there were outstanding: (i) 23,877,817 shares of Class A Common Stock; (ii) 10,378,251 shares of Class B Common Stock; and (iii) 13,586,502 shares of Preferred Stock, consisting of (A) 4,308,812 shares of Series A Preferred Stock, (B) 3,557,371 shares of Series B Preferred Stock, (C) 2,037,910 shares of Series m Preferred Stock, (D) no shares of Series m-1 Preferred Stock, (E) 826,666 shares of Series m-2 Preferred Stock, (F) no shares of Series m-3 Preferred Stock, (G) no shares of Series m-4 Preferred Stock, and (H) 2,855,743 shares of Series S Preferred Stock.

Common Stock

We have two authorized classes of common stock, Class A Common Stock and Class B Common Stock. Outstanding shares of Preferred Stock are convertible into shares of either Class A Common Stock or Class B Common Stock, with (A) the Series A Preferred Stock, the Series B Preferred Stock and the Series m-2 Preferred Stock (collectively, the “Super Voting Preferred Stock”) convertible into shares of Class B Common Stock, and (B) the Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-3 Preferred Stock, the Series m-4 Preferred Stock and the Series S Preferred Stock (collectively, the “Ordinary Preferred Stock”) convertible into shares of Class A Common Stock. The Class B Common Stock is convertible into shares of Class A Common Stock as described below.

Voting Rights

Each holder of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held by such holder as of the applicable record date. Each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held by such holder as of the applicable record date. Except as otherwise expressly provided in the certificate of incorporation or by applicable law, the holders of Class A Common Stock and the holders of Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the written consent of the stockholders of the Company.

Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of votes to which each share of Common Stock is entitled for each such share of Common Stock into which such Preferred Stock could then be converted. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

Except as otherwise expressly provided in the certificate of incorporation or as required by law, the holders of Preferred Stock, the holders of Class A Common Stock and the holders of Class B Common Stock shall vote together and not as separate classes, and there shall be no series voting.

Dividend Rights

Holders of the Company’s common stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds and only following payment to holders of the Company’s Preferred Stock, as detailed in the certificate of incorporation. Following payment of dividends to the holders of Preferred Stock in accordance with the preferential order set out in the certificate of incorporation, including the Series S Preferred Stock, any additional dividends set aside or paid in a given year, shall be set aside and paid among the holders of the Preferred Stock and common stock on an as-converted basis. The rights to dividends are not cumulative.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of the Company and only after the satisfaction of any liquidation preferences granted to the holders of all shares of the outstanding Preferred Stock in accordance with the liquidation stack provided for in the certificate of incorporation of the Company.

Rights and Preferences

Holders of the Company’s common stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company’s common stock, except that holders of the Class B Common Stock may convert their shares into shares of Class A Common Stock.

Conversion Rights

Each share of Class B Common Stock shall automatically convert into one share of Class A Common Stock upon any transfer of such shares other than for tax planning purposes and certain other limited exceptions, as outlined in the certificate of incorporation.

Each share of Class B Common Stock shall be convertible into one share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Company’s transfer agent.

Ordinary Preferred Stock

The Company has authorized the issuance of the Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-3 Preferred Stock, the Series m-4 Preferred Stock and the Series S Preferred Stock (the “Ordinary Preferred Stock”), which contain substantially similar rights, preferences, and privileges, as other series of Preferred Stock, except as described below.

Conversion Rights

Shares of Ordinary Preferred Stock are convertible, at the option of the holder, at any time, into fully-paid nonassessable shares of the Company’s Class A Common Stock at the then-applicable conversion rate. The conversion rate is subject to anti-dilution protective provisions that will be applied to adjust the number of shares of Class A Common Stock issuable upon conversion of the shares of the respective series of Preferred Stock, except Series m-3 Preferred Stock and Series m-4 Preferred Stock, in case shares of common stock, on an as converted basis, are issued for a price per share below the price per share of the relevant series of Preferred Stock, subject to customary exceptions, in accordance with the certificate of incorporation.

The initial conversion rate for the conversion of the Series m Preferred Stock and Series S Preferred Stock was 1:1, which conversion rate will continue to be adjusted pursuant to the broad-based weighted average anti-dilution adjustment provisions provided for in the certificate of incorporation.

Additionally, each share of Preferred Stock will automatically convert into Class A Common Stock or Class B Common Stock, as applicable, (i) immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act, (ii) with respect to Preferred Stock other than the Series m-4 Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Preferred Stock other than the Series m-4 Preferred Stock then outstanding, or (iii)

with respect to the Series m-4 Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Series m-4 Preferred Stock then outstanding. The stock will convert in the same manner as a voluntary conversion.

Voting Rights

Each holder of Ordinary Preferred Stock is entitled to that number of votes equal to one vote per share of Class A Common Stock into which such shares are convertible, as adjusted as discussed above for the Series m Preferred Stock and Series S Preferred Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be disregarded. Holders of Ordinary Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of common stock.

In connection with the Convertible Note Financing, William Santana Li, the Chief Executive Officer, was granted a voting proxy to vote substantially all of the shares of the Company’s Series m-4 Preferred Stock, and the stock issued upon the conversion of warrants to purchase shares of the Company’s Series m-3 Preferred Stock and upon the conversion of warrants to purchase shares of the Company’s Series S Preferred Stock, and the stock issuable upon conversion of the convertible promissory notes issued as part of the Convertible Note Financing, in each case to the extent that such shares are held by participants in the Convertible Note Financing (the “Voting Proxy”).

Dividend Rights

Holders of Series m-4 Preferred Stock are entitled to receive cumulative dividends payable semi-annually in arrears with respect to each dividend period ending on and including the last calendar day of each six-month period ending March 31 and September 30, respectively (each such period, a “Dividend Period” and each such date, a “Dividend Payment Date”), at the rate per share of Series m-4 Preferred Stock equal to the Dividend Rate for the Series m-4 Preferred Stock, in each case subject to compliance with applicable law. Dividends to holders of Series m-4 Preferred Stock are paid in kind as a dividend of additional shares of Series m-4 Preferred Stock (“PIK Dividends”) for each Dividend Period on the applicable Dividend Payment Date using a price per share equal to the original issue price, provided that the Company shall not issue any fractional shares of Series m-4 Preferred Stock.

Except as described above, the Company has no obligation to pay any dividends to the holders of Series m-4 Preferred Stock, except when, as and if declared by the board of directors out of any assets at the time legally available therefor or as otherwise specifically provided in the certificate of incorporation. No distribution will be made with respect to the Series S Preferred Stock, the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-2 Preferred Stock, Series A Preferred Stock, Series m-3 Preferred Stock or the Common Stock until all declared or accrued but unpaid dividends on the Series m-4 Preferred Stock have been paid or set aside for payment to the Series m-4 Preferred Stockholders.

Right to Receive Liquidation Distributions

In the event of any Liquidation Event, as defined in the certificate of incorporation (which includes the liquidation, dissolution, merger, acquisition or winding up of the Company), the holders of the Series m-4 Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series S Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock, Series m-2 Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series m-4 Preferred Stock held by them equal to the greater of (A): the sum of (i) the Liquidation Preference specified for such share of Series m-4 Preferred Stock, and (ii) all accrued but unpaid PIK Dividends (if any) on such share of Series m-4 Preferred Stock, whether or not declared, or (B) the consideration that such Holder would receive in the Liquidation Event if all shares of Series m-4 Preferred Stock were converted to Class A Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series m-4 Preferred Stock, where for purposes of (B) such Holder is deemed to hold, in addition to each of its shares of Series m-4 Preferred Stock, any additional shares of Series m-4 Preferred Stock that constitute all accrued but unpaid PIK Dividends, whether or not declared. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series m-4 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in the certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series m-4 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive. The Series m-4 Preferred Stock has a $7 per share liquidation preference, which is 2x its original issue price.

The holders of the Series S Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock, Series m-2 Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series S Preferred Stock held by them equal to the greater of (A): the sum of (i) the Liquidation Preference specified for such share of Series S Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Series S Preferred Stock, or (B) the amount such Holder would receive if all shares of Series S Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series S Preferred Stock. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series S Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in the certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series S Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

The holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock held by them equal to the greater of (A): the sum of (i) the Liquidation Preference specified for such share of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock or Series m-2 Preferred Stock, as applicable, and (ii) all declared but unpaid dividends (if any) on such share of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock or Series m-2 Preferred Stock, as applicable, or (B) the amount such Holder would receive if all shares of the applicable series of Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock, voting together as a single class. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in the certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

The holders of Series m-3 Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock by reason of their ownership of such stock, an amount per share for each share of Series m-3 Preferred Stock held by them equal to the greater of (A): the sum of (i) the Liquidation Preference specified for such share of Series m-3 Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series m-3 Preferred Stock, or (B) the amount such Holder would receive if all shares of Series m-3 Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series m-3 Preferred Stock. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series m-3 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in the certificate of incorporation, then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series m-3 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

After payment of all liquidation preferences to the holders of the Preferred Stock, as outlined below, all remaining assets of the Company legally available for distribution shall be distributed pro rata to the holders of the common stock, without any participation in such liquidation by the Preferred Stock. The certificate of incorporation explicitly requires that before any shares of Preferred Stock are converted into common stock, the relevant holder’s right to liquidation preference be surrendered, in order to prevent treatment of shares as both Preferred Stock and common stock for the purpose of distributions of assets upon a Liquidation Event.

Super Voting Preferred Stock

The Company has authorized the issuance of three other series of Preferred Stock. The series are designated Series A Preferred Stock, Series B Preferred Stock and Series m-2 Preferred Stock (the “Super Voting Preferred Stock”). Each series of Super Voting Preferred Stock contains substantially similar rights, preferences, and privileges, except as described below.

Dividend Rights

In any calendar year, the holders of outstanding shares of Preferred Stock are entitled to receive dividends, when, as and if declared by the board of directors, out of any assets at the time legally available therefor, at the dividend rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. Except dividends to Series m-4 Preferred Stock specified above, the right to receive dividends on shares of Preferred Stock is not cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

No distributions shall be made with respect to the Series S Preferred Stock, the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-2 Preferred Stock, Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series m-4 Preferred Stock have been declared in accordance with the preferences stated in the certificate of incorporation and all declared or accrued dividends on the Series m-4 Preferred Stock have been paid or set aside for payment to the Series m-4 Preferred Stock holders.

No distributions shall be made with respect to the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-2 Preferred Stock, Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series S Preferred Stock have been declared in accordance with the preferences stated in the certificate of incorporation and all declared dividends on the Series S Preferred Stock have been paid or set aside for payment to the Series S Preferred Stock holders.

No distributions shall be made with respect to the Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock have been declared in accordance with the preferences stated in the certificate of incorporation and all declared dividends on the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock have been paid or set aside for payment to the Series B Preferred Stock holders, the Series m Preferred Stock holders, the Series m-1 Preferred Stock holders and the Series m-2 Preferred Stock holders, as applicable.

No Distributions shall be made with respect to the Series m-3 Preferred Stock unless dividends on the Series A Preferred Stock have been declared in accordance with the preferences stated in the certificate of incorporation and all declared dividends on the Series A Preferred Stock have been paid or set aside for payment to the Series A Preferred Stockholders.

No Distributions shall be made with respect to the Common Stock unless dividends on the Series m-3 Preferred Stock have been declared in accordance with the preferences stated in the certificate of incorporation and all declared dividends on the Series m-3 Preferred Stock have been paid or set aside for payment to the Series m-3 Preferred Stockholders.

Conversion Rights

Shares of Preferred Stock are convertible, at the option of the holder, at any time, into fully-paid nonassessable shares of the Company’s Class A Common Stock or Class B Common Stock at the then-applicable conversion rate. Any shares of Super Voting Preferred Stock shall be convertible to shares of the Company’s Class B Common Stock. Any share of Preferred Stock convertible to shares of Class B Common Stock that has been transferred for any reason other than for tax planning purposes and certain other limited exceptions, as outlined in the Company’s certificate of incorporation, shall become convertible into shares of Class A Common Stock. The conversion rate is subject to anti-dilution protective provisions that will be applied to adjust the number of shares of Class A Common Stock or Class B Common Stock, as applicable, issuable upon conversion of the shares of the respective series of Preferred Stock. At the date of this Offering Circular, the conversion rate for both the Series A Preferred Stock and the Series B Preferred Stock is one share of Class A Common Stock or Class B Common Stock, as applicable, per one share of Preferred Stock. The initial conversion rate for the conversion of the Series m-2 Preferred Stock initially was 1:1.

Additionally, each share of Preferred Stock will automatically convert into Class A Common Stock or Class B Common Stock, as applicable, (i) immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act, (ii) with respect to Preferred Stock other than the Series m-4 Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Preferred Stock other than the Series m-4 Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or (iii) with respect to the Series m-4 Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Series m-4 Preferred Stock then outstanding. The stock will convert in the same manner as a voluntary conversion.

Voting Rights

Each holder of Preferred Stock is entitled to that number of votes equal to the number of votes of shares of Class A Common Stock or Class B Common Stock, as applicable, into which such shares are convertible. This means that holders of Super Voting Preferred Stock shall be entitled to ten votes for each share held. Fractional votes are not permitted and if the conversion results in a fractional share, it will be disregarded. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of common stock.

Preemptive Rights

The Company has granted one investor in its Series m-2 Preferred Stock financing the right to invest up to their pro rata share on a fully-diluted basis in the offerings of securities of the Company. The combined pro-rata rights of such stockholder at the date of this Offering Circular constitute less than 1% of the fully-diluted capitalization of the Company.

Right to Receive Liquidation Distribution

In the event of a Liquidation Event, the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock held by them equal to the greater of: (A) the sum of (i) the Liquidation Preference specified for such share of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock or Series m-2 Preferred Stock, as applicable, and (ii) all declared but unpaid dividends (if any) on such share of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock or Series m-2 Preferred Stock, as applicable, or (B) the amount such Holder would receive if all shares of the applicable series of Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock, voting together as a single class. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in the certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

The holders of Series A Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock or Series m-3 Preferred Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the greater of: (A) the sum of (i) the Liquidation Preference specified for such share of Series A Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock, or (B) the amount such Holder would receive if all shares of Series A Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series A Preferred Stock. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in the certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

After payment of all liquidation preferences to the holders of Preferred Stock, as outlined above, all remaining assets of the Company legally available for distribution shall be distributed pro rata to the holders of the common stock, without any participation in such liquidation by the Preferred Stock.

The certificate of incorporation explicitly requires that before any shares of Preferred Stock are converted into common stock, the relevant holder’s right to liquidation preference be surrendered, in order to prevent treatment of shares as both preferred stock and common stock for the purpose of distributions of assets upon a Liquidation Event.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a “non-U.S. holder” (as described below). This summary is limited to “non-U.S. holders” that hold our Class A common stock as a capital asset (generally, property held for investment for U.S. federal income tax purposes). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, does not discuss alternative minimum tax and Medicare contribution tax consequences and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion also does not address all of the consequences relevant to holders subject to special tax rules, such as:

●	a non-U.S. holder that is a financial institution, insurance company, regulated investment company, tax-exempt organization, pension plan, broker, dealer or trader in stocks, securities or currencies, U.S. expatriate, controlled foreign corporation or passive foreign investment company;
●	a non-U.S. holder holding common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;
●	a non-U.S. holder whose functional currency is not the U.S. dollar;
●	a non-U.S. holder that holds or receives Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or
●	a non-U.S. holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding capital stock.

A “non-U.S. holder” is a beneficial owner of a share of our Class A common stock that is, for U.S. federal income tax purposes:

●	a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate,
●	a foreign corporation or any foreign organization taxable as a corporation for U.S. federal income tax purposes, or
●	a foreign estate or trust.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our Class A common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our Class A common stock should consult their tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly with retroactive effect). Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our Class A common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Distributions

We do not currently expect to pay any cash distributions on our Class A common stock. If we make distributions of cash or property (other than certain pro rata distributions of common stock) with respect to our Class A common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distributions generally will be subject to U.S. federal withholding tax at a 30% rate, or such reduced rate as may be specified by an applicable income tax treaty, subject to the discussion of FATCA and backup withholding taxes below. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide a properly executed U.S. Internal Revenue Service (“IRS”) Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the applicable treaty. To the extent such distributions exceed our current and accumulated earnings and profits, they will constitute a tax-free return of capital, which will first reduce your adjusted tax basis in our Class A common stock, but not below zero, and thereafter will be treated as a gain from the sale or other disposition of our Class A common stock, as described below under “Gain on Disposition of Our Class A Common Stock.”

Dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) will not be subject to U.S. federal withholding tax if the non-U.S. holder provides a properly executed IRS Form W-8ECI. Instead, the effectively connected dividend income will generally be subject to regular U.S. income tax as if the non-U.S. holder were a United States person as defined under the Code. A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a rate of 30% on the effectively connected dividend income, or such reduced rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Our Class A Common Stock

Subject to the discussions of backup withholding and FATCA withholding taxes below, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

●	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;
●	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or such reduced rate as may be specified by an applicable income tax treaty); or
●	we are or have been a “United States real property holding corporation” (as described below), at any time during the shorter of the five-year period preceding the disposition or the period that the non-U.S. holder owned our Class A common stock, and the non-U.S. holder has owned, directly or constructively, more than 5% of our Class A common stock at any time during the shorter of the five-year period preceding the disposition or such non-U.S. holder’s holding period for our Class A common stock; provided, that our Class A common stock is regularly traded on an established securities market during the calendar year in which the sale or disposition occurs.

We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation. However, there can be no assurance in this regard and non-U.S. holders are urged to consult their tax advisors regarding the application of these rules.

Information Reporting Requirements and Backup Withholding

Information returns are required to be filed with the IRS in connection with distributions on our Class A common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid additional information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid backup withholding as well.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. holder generally will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA Withholding Taxes

Provisions of the Code and Treasury Regulations and administrative guidance promulgated thereunder commonly referred as the “Foreign Account Tax Compliance Act” (“FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of our Class A common stock which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our Class A common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions generally will be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

Withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends, however, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on such gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

Federal Estate Tax

Individual non-U.S. holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the common stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

PRINCIPAL STOCKHOLDERS

The following table sets out certain information with respect to the beneficial ownership of the voting securities of the Company, as of March 31, 2022, for:

●	each person who we know beneficially owns more than 5% of any class of our voting securities.
●	each of our directors;
●	each of our named executive officers; and
●	all of our directors and executive officers as a group.

Percentage ownership is based on 23,877,817 shares of Class A common stock outstanding and 10,378,251 shares of Class B common stock outstanding, in each case, as of March 31, 2022.

We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares subject to options, or other rights, held by such person that are currently exercisable or will become exercisable within 60 days of the date of March 31, 2022, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is c/o Knightscope, Inc., 1070 Terra Bella Avenue, Mountain View, California 94043. Except as indicated by the footnotes below, we believe that the persons and entities named in the table below have sole voting and investment power with respect to all securities that they beneficially own, subject to applicable community property laws.

											Combined
	Class A Common Stock		Class B Common Stock		Series A Preferred Stock		Series B Preferred Stock		Series m-2 Preferred Stock		Voting
	Beneficially Owned		Beneficially Owned		Beneficially Owned		Beneficially Owned		Beneficially Owned		Power(1)
	Number	%	Number	%	Number	%	Number	%	Number	%
Name of Beneficial Owner
5% Stockholders:
William (“Bill”) Santana Li(2)(3)	447,690	1.8%	7,500,000	68.9%	—	—	—	—	—	—	31.8%
Stacy Dean Stephens	—	—	3,000,000	28.9%	—	—	—	—	—	—	13.6%
NetPosa Technologies (Hong Kong) Limited(4)	—	—	—	—	—	—	2,450,860	68.9%	—	—	11.1%
DOCOMO Innovation Fund Partnership(5)	—	—	—	—	1,667,779	38.7%	—	—	—	—	7.6%
Konica Minolta Inc.(6)	—	—	—	—	671,742	15.6%	—	—	666,666	80.6%	6.1%
F50 Ventures Fund LP(7)	—	—	—	—	559,785	13.0%	183,248	5.2%	3.4%
Lab IX(8)	—	—	—	—	223,914	5.2%	—	—	—	—	1.0
Andrew Brown(9)	1,746,954	7.3%	—	—	—	—	—	—	—	—	*
Series Knightscope LLC F50 Global Syndicate Fund LLC(10)	—	—	—	—	—	—	434,733	12.2	—	—	2.0%
AIDS Healthcare Foundation(11)	—	—	—	—	—	—	270,060	7.6%	150,000	18.1%	1.9%
Named Executive Officers and Directors:
William (“Bill”) Santana Li(2)(3)	447,690	1.8%	7,500,000	68.9%	—	—	—	—	—	—	31.8%
Mallorie Burak(12)	208,333	*	—	—	—	—	—	—	—	—	*
Peter M. Weinberg	—	—	—	—	—	—	—	—	—	—	*
Kristi Ross	—	—	—	—	—	—	—	—	—	—	*
Linda Keene Solomon	—	—	—	—	—	—	—	—	—	—	*
Jackeline V. Hernandez Fentanez	—	—	—	—	—	—	—	—	—	—	*
Patricia L. Watkins	—	—	—	—	—	—	—	—	—	—	*
Patricia Howell	—	—	—	—	—	—	—	—	—	—	*
Suzanne Muchin	—	—	—	—	—	—	—	—	—	—	*
All executive officers and directors as a group (12 individuals)(13)	1,104,253	4.4%	10,500,000	96.5%	—	—	—	—	—	—	45.4%

* Represents beneficial ownership of less than 1%.

(1) Represents the percentage of voting power with respect to all shares of the Company’s outstanding capital stock as if converted to Class A common stock and Class B common stock, as applicable, as a single class. The holders of Series A Preferred Stock, Series B Preferred Stock, Series m-2 Preferred Stock and Class B common stock are entitled to 10 votes per share. The holders of our Series S Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock, Series m-3 Preferred Stock, Series m-4 Preferred Stock and Class A common stock are entitled to one vote per share. Does not include shares underlying options.

(2) In connection with the Convertible Note Financing, Mr. Li was granted the Voting Proxy. The votes held by Mr. Li as a result of the conversion of outstanding convertible securities subject to the Voting Proxy and are not reflected in the above chart, but the outstanding securities to which the Voting Proxy applies represented approximately 1.2% of the Company’s aggregate voting power as of March 31, 2022.

(3) Includes 447,960 shares of Class A common stock and 500,000 shares of Class B common stock, respectively, underlying stock options that are currently exercisable or exercisable within 60 days of March 31, 2022, held by Mercedes Soria, who is Mr. Li’s wife.

(4) The address for NetPosa Technologies (Hong Kong) Limited is Suite 1023, 10/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon Hong Kong.

(5) The address for DOCOMO Innovation Fund Partnership is Ark Mori Bldg., 31st Fl., 1-12-32 Akasaka, Minato-ku, Tokyo.

(6) The address for Konica Minolta Inc. is 14F JP Tower, 2-7-2 Marunochi, Chiyoda-ku Tokyo 100-7014.

(7) The address for F50 Ventures Fund LP is 2132 Forbes Avenue, Santa Clara, California 95050.

(8) The address for Lab IX is 6201 America Center Drive, San Jose, California 95002.

(9) The address for Andrew Brown is 3 Somerset Lane, #621, Edgewater, New Jersey 07020.

(10) The address for Series Knightscope LLC F50 Global Syndicate Fund LLC is 2625 Middlefield Road, Ste. 414, Palo Alto, California 94301.

(11) The address for AIDS Healthcare Foundation is 6255 Sunset Boulevard, 21st Floor, Los Angeles, California 90028.

(12) Represents options that are exercisable within 60 days of March 31, 2022.

(13) Includes 1,104,253 shares of Class A common stock and 1,000,000 shares of Class B common stock, respectively, underlying stock options that are currently exercisable or exercisable within 60 days of March 31, 2022.

SELLING STOCKHOLDER

This prospectus relates to the offer and resale by the Selling Stockholder of up to 12,197,776 shares of Class A common stock that have been and may be issued by us to the Selling Stockholder under the Purchase Agreement. For additional information regarding the shares of Class A common stock included in this prospectus, see “The Committed Equity Financing.” We are registering the shares of Class A common stock included in this prospectus pursuant to the provisions of the Registration Rights Agreement we entered into with the Selling Stockholder on April 4, 2022 in order to permit the Selling Stockholder to offer the shares included in this prospectus for resale from time to time. Except for the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement and as set forth in the section titled “Plan of Distribution” in this prospectus, the Selling Stockholder has not had any material relationship with us within the past three years. As used in this prospectus, the term “Selling Stockholder” means B. Riley Principal Capital, LLC.

The table below presents information regarding the Selling Stockholder and the shares of Class A common stock that may be resold by the Selling Stockholder from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Stockholder, and reflects holdings as of April 4, 2022. The number of shares in the column “Maximum Number of Shares of Class A Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of Class A common stock being offered for resale by the Selling Stockholder under this prospectus. The Selling Stockholder may sell some, all or none of the shares being offered for resale in this offering. We do not know how long the Selling Stockholder will hold the shares before selling them, and we are not aware of any existing arrangements between the Selling Stockholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our Class A common stock being offered for resale by this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of Class A common stock with respect to which the Selling Stockholder has sole or shared voting and investment power. The percentages of shares of Class A common stock beneficially owned by the Selling Stockholder in the table below are based on an aggregate of 23,977,207 shares of our Class A common stock outstanding on April 4, 2022. Because the purchase price to be paid by the selling stockholder for shares of Class A common stock, if any, that we may elect to sell to the selling stockholder in one or more Purchases and Intraday Purchases from time to time under the Purchase Agreement will be determined on the applicable Purchase Dates for such Purchases and Intraday Purchases, the actual number of shares of Class A common stock that we may sell to the Selling Stockholder under the Purchase Agreement may be fewer than the number of shares being offered for resale under this prospectus. The fourth column assumes the resale by the Selling Stockholder of all of the shares of Class A common stock being offered for resale pursuant to this prospectus.

Maximum
Number of
Shares of
Class A
Common
Stock to be
Offered
	Number of Shares of Class A		Pursuant to	Number of Shares of Class A
	Common Stock Owned Prior to		this	Common Stock Owned After
Name of Selling Stockholder	Offering		Prospectus	Offering
	Number(1)	Percent		Number(3)	Percent
B. Riley Principal Capital, LLC(3)	98,888	*	12,197,776	—	—

*Represents beneficial ownership of less than 1% of the outstanding shares of our Class A common stock.

(1)  Represents the 98,888 shares of Class A common stock we issued to the Selling Stockholder on April 4, 2022 as Initial Commitment Shares as consideration for entering into the Purchase Agreement with us. In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering (i) all of the shares that the Selling Stockholder may be required to purchase under the Purchase Agreement and (ii) all of the Additional Commitment Shares that we may issue to the Selling Stockholder as consideration for its commitment to purchase shares of Class A common stock at our election under the Purchase Agreement, if certain conditions are met, in each case, because the issuance of such shares is solely at our discretion and is subject to conditions contained in the Purchase Agreement (and with respect to the Additional Commitment Shares, are issuable to the Selling Stockholder only upon the purchase of certain aggregate dollar amounts of our Class A common stock under the Purchase Agreement, which purchases are entirely in our sole discretion), the satisfaction of which are entirely outside of the Selling Stockholder’s control, including, among other things, the registration statement that includes this prospectus becoming and remaining effective and the sale threshold conditions related to the Additional Commitment Shares. Furthermore, the Purchases and Intraday Purchases of Class A common stock under the Purchase Agreement are subject to certain agreed upon maximum amount limitations set forth in the Purchase Agreement. Also, the Purchase Agreement prohibits us from issuing and selling any shares of our Class A common stock to the Selling Stockholder to the extent such shares, when aggregated with all other shares of our Class A common stock then beneficially owned by the Selling Stockholder, would cause the Selling Stockholder’s beneficial ownership of our Class A common stock to exceed the 4.99% Beneficial Ownership Cap. The Purchase Agreement also prohibits us from issuing or selling shares of our Class A common stock under the Purchase Agreement in excess of the 19.99% Exchange Cap, unless we obtain shareholder approval to do so, or unless the average price for all shares of our Class A common stock purchased by the Selling Stockholder under the Purchase Agreement equals or exceeds $4.6802 per share, such that the Exchange Cap limitation would not apply under applicable Nasdaq rules. Neither the Beneficial Ownership Cap nor the Exchange Cap (to the extent applicable under Nasdaq rules) may be amended or waived under the Purchase Agreement.

(2)  Assumes the sale of all shares being offered pursuant to this prospectus.

(3)  The business address of B. Riley Principal Capital, LLC (“BRPC”) is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. BRPC's principal business is that of a private investor. The sole member of BRPC is B. Riley Principal Investments, LLC (“BRPI”), which is an indirect subsidiary of B. Riley Financial, Inc. (“BRF”). An Investment Committee of BRPC (the “BRPC Investment Committee”), which is composed of three members appointed by BRPI, has sole voting power and sole investment power over securities beneficially owned, directly, by BRPC. All decisions with respect to the voting and disposition of securities beneficially owned, directly, by BRPC are made exclusively by majority vote of the BRPC Investment Committee, each member of the BRPC Investment Committee having one vote, and no single member of the BRPC Investment Committee has any ability to make any such decisions unilaterally or any veto power with respect to decisions that are made by the vote of a majority of the members of the BRPC Investment Committee. The sole voting and investment powers of the BRPC Investment Committee over securities beneficially owned, directly, by BRPC are exercised independently from all other direct and indirect subsidiaries of BRF, and the voting and investment powers over securities beneficially owned directly or indirectly by all other direct and indirect subsidiaries of BRF are exercised independently from BRPC. We have been advised that neither BRPI nor BRPC is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or an independent broker-dealer, and that none of the BRPC Investment Committee members is a registered FINRA member or an associated person of a FINRA member or an independent broker-dealer.

PLAN OF DISTRIBUTION

The shares of Class A common stock offered by this prospectus are being offered by the Selling Stockholder, B. Riley Principal Capital, LLC.  The shares may be sold or distributed from time to time by the Selling Stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the shares of our Class A common stock offered by this prospectus could be effected in one or more of the following methods:

●	ordinary brokers’ transactions;
●	transactions involving cross or block trades;
●	through brokers, dealers, or underwriters who may act solely as agents;
●	“at the market” into an existing market for our Class A common stock;
●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;
●	in privately negotiated transactions; or
●	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

The Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

The Selling Stockholder has informed us that it intends to use one or more registered broker-dealers (one of which is an affiliate of the Selling Stockholder) to effectuate all sales, if any, of our Class A common stock that it may acquire from us pursuant to the Purchase Agreement.  Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price.  Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act.  the Selling Stockholder has informed us that each such broker-dealer (excluding any broker-dealer that is an affiliate of the Selling Stockholder) may receive commissions from the Selling Stockholder for executing such sales for the Selling Stockholder and, if so, such commissions will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of our Class A common stock offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares sold by the Selling Stockholder through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of shares of our Class A common stock sold by the Selling Stockholder may be less than or in excess of customary commissions.  Neither we nor the Selling Stockholder can presently estimate the amount of compensation that any agent will receive from any purchasers of shares of our Class A common stock sold by the Selling Stockholder.

We know of no existing arrangements between the Selling Stockholder or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our Class A common stock offered by this prospectus.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement, of which this prospectus forms a part, to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the Selling Stockholder, including with respect to any compensation paid or payable by the Selling Stockholder to any brokers, dealers, underwriters or agents that participate in the distribution of such shares by the Selling Stockholder, and any other related information required to be disclosed under the Securities Act.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of the shares of our Class A common stock covered by this prospectus by the Selling Stockholder.

As consideration for its irrevocable commitment to purchase our Class A common stock under the Purchase Agreement, we issued to the Selling Stockholder 98,888 shares of our Class A common stock as Initial Commitment Shares upon execution of the Purchase Agreement and the Registration Rights Agreement. In addition, (i) upon our receipt of total aggregate gross cash proceeds equal to $25,000,000 as payment by the Selling Stockholder for all shares of our Class A common stock purchased in all Purchases and Intraday Purchases (as applicable) effected by us pursuant to the Purchase Agreement, we will issue 59,333 additional shares of our Class A common stock to the Selling Stockholder as Additional Commitment Shares, and (ii) upon our receipt of total aggregate gross cash proceeds equal to $50,000,000 from the Selling Stockholder under the Purchase Agreement, we will issue an additional 39,555 shares of our Class A common stock to the Selling Stockholder as Additional Commitment Shares, totaling 98,888 Additional Commitment Shares (in addition to the 98,888 Initial Commitment Shares we issued to the Selling Stockholder upon execution of the Purchase Agreement). Finally, we have reimbursed the Selling Stockholder $75,000 for the fees and disbursements of its counsel in connection with the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement.

We have also previously engaged Digital Offering LLC (“Digital Offering”) to act as our non-exclusive placement agent in connection with the transactions contemplated by the Purchase Agreement. In connection with such engagement, we have agreed to pay Digital Offering 4.5% of the aggregate gross proceeds from sales of our Class A common stock to the Selling Stockholder that we may, in our discretion, elect to make, from time to time after the date of this prospectus, pursuant to the Purchase Agreement, or up to $4,500,000.

We also have agreed to indemnify the Selling Stockholder and certain other persons against certain liabilities in connection with the offering of shares of our Class A common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.  the Selling Stockholder has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by the Selling Stockholder specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We estimate that the total expenses for the offering will be approximately $225,000.

The Selling Stockholder has represented to us that at no time prior to the date of the Purchase Agreement has the Selling Stockholder, its officers, its sole member, or any entity managed or controlled by the Selling Stockholder or its sole member, engaged in or effected, in any manner whatsoever, directly or indirectly, for its own account or for the account of any of its affiliates, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our Class A common stock or any hedging transaction, which establishes a net short position with respect to our Class A common stock.  the Selling Stockholder has agreed that during the term of the Purchase Agreement, none of the Selling Stockholder, its officers, its sole member, or any entity managed or controlled by the Selling Stockholder or its sole member, will enter into or effect, directly or indirectly, any of the foregoing transactions for its own account or for the account of any other such person or entity.

We have advised the Selling Stockholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all shares of our Class A common stock offered by this prospectus have been sold by the Selling Stockholder.

Our Class A common stock is currently listed on The Nasdaq Global Market under the symbol “KSCP”.

One or more affiliates of the Selling Stockholder have provided, currently provide and/or from time to time in the future may provide various investment banking and other financial services for us that are unrelated to the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement and the offering of shares for resale by the Selling Stockholder to which this prospectus relates, for which investment banking and other financial services they have received and may continue to receive customary fees, commissions and other compensation from us, apart from the fees, discounts and other compensation that the Selling Stockholder has received and may continue to receive from us in connection with the transactions contemplated by the Purchase Agreement.

LEGAL MATTERS

The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Perkins Coie LLP.

EXPERTS

The financial statements of Knightscope, Inc. as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021 incorporated in this registration statement on Form S-1 by reference to the Annual Report on Form 10-K for the year ended December 31, 2021, have been so incorporated in reliance on the report of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock being offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the securities offered hereby, we refer you to the registration statement and the exhibits filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC maintains an internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us. You may also access our reports and proxy statements free of charge at our website, www.knightscope.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. The prospectus included in this filing is part of a registration statement filed by us with the SEC. The full registration statement can be obtained from the SEC, as indicated above, or from us.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. We hereby incorporate by reference the following information or documents into this prospectus, except for information “furnished” under Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC which is not deemed filed and not incorporated in this prospectus:

●	our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 31, 2022;
●	our Current Reports on Form 8-K filed with the SEC on February 14, 2022, April 6, 2022 and April 12, 2022; and
●	the description of our Class A common stock contained in our Registration Statement on Form 8-A, filed with the SEC on January 25, 2022 under Section 12(b) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description (including Exhibit 4.1 to our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 31, 2022).

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we sell all of the securities offered by this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

Upon written or oral request, we will provide to you, without charge, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to: Knightscope, Inc., Attention: Investor Relations, 1070 Terra Bella Avenue, Mountain View, California 94043, telephone (650) 924-1025.

Knightscope, Inc.

12,197,776 Shares of Class A Common Stock

_______________________

PROSPECTUS

_______________________

, 2022

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.Other Expenses of Issuance and Distribution

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by the registrant. All amounts are estimated except the Securities and Exchange Commission (the “SEC”) registration fee.

SEC registration fee	$4,789
Accounting fees and expenses	15,000
Legal fees and expenses	175,000
Printing fees	10,000
Miscellaneous	20,211
Total	$225,000

* Estimated solely for the purposes of this Item. Actual expenses may vary.

Discounts, concessions, commissions and similar selling expenses attributable to the sale of shares of Class A common stock covered by this prospectus will be borne by the Selling Stockholder (as defined below). The registrant will pay all expenses (other than discounts, concessions, commissions and similar selling expenses) relating to the registration of the shares with the SEC, as estimated in the table above.

ITEM 14.Indemnification of Directors and Officers

Under Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”), a corporation has the power to indemnify its directors and officers under certain prescribed circumstances and, subject to certain limitations, against certain costs and expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether criminal, civil, administrative or investigative, to which any of them is a party by reason of his being a director or officer of the corporation if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provision. In addition, a corporation may advance expenses incurred by a director or officer in defending a proceeding upon receipt of an undertaking from such person to repay any amount so advanced if it is ultimately determined that such person is not eligible for indemnification. The registrant’s amended and restated certificate of incorporation provides that, pursuant to the DGCL, the registrant’s directors shall not be liable for monetary damages to the fullest extent authorized under applicable law. This provision in the registrant’s amended and restated certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Article V of the registrant’s bylaws provides that the registrant will indemnify, to the fullest extent permitted by the DGCL, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the registrant) by reason of the fact that such person is or was a director or officer of the registrant, or is or was a director or officer of the registrant serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

In addition to the above, the registrant has entered into indemnification agreements with each of the registrant’s directors and officers. These indemnification agreements provide the registrant’s directors and officers with the same indemnification and advancement of expenses as described above and provide that our directors and officers will be indemnified to the fullest extent authorized by any future Delaware law that expands the permissible scope of indemnification. The registrant also has directors’ and officers’ liability insurance, which provides coverage against certain liabilities that may be incurred by the registrant’s directors and officers in their capacities as directors and officers of the registrant.

ITEM 15.Recent Sales of Unregistered Securities

Set forth below is information regarding shares of capital stock issued by the registrant since January 1, 2019 that were not registered under the Securities Act of 1933, as amended (the “Securities Act”). Also included is the consideration received by the registrant for such shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

1.

On July 11, 2018, the registrant commenced an offering of up to $50.0 million of its Series S preferred stock pursuant to Regulation D and Regulation S under the Securities Act. The registrant offered to sell up to 6,250,000 shares of Series S preferred stock, which are convertible into shares of Class A common stock, at a price of $8.00 per share. The offering was conducted with rolling closes. During the year ended December 31, 2019, the Company issued and sold 125,000 shares of Series S preferred stock for gross proceeds of $1.0 million.

2.

On April 30, 2019, the registrant entered into a Note and Warrant Purchase Agreement under the form of which the registrant could issue up to $15.0 million of convertible promissory notes and warrants to purchase up to 3,000,000 shares of Series S preferred stock. Pursuant to the terms thereof, the registrant became obligated to exchange its outstanding shares of Series m-3 preferred stock for newly authorized shares of Series m-4 preferred stock upon the closing of at least $1.0 million in aggregate principal amount of convertible promissory notes. Warrants to purchase shares of Series S preferred stock were also issued to investors who invested in the offering. The warrants to purchase shares of Series S preferred stock have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021, or 18 months after the closing of the registrant’s first firm commitment underwritten initial public offering of its common stock pursuant to a registration statement filed under the Securities Act. As of December 31, 2021, the Company had issued and accrued warrants to purchase up to 4,441,814 shares of Series S preferred stock. On June 10, 2019, the registrant issued 1,432,786 shares of its Series m-4 preferred stock in exchange for 1,432,786 shares of its shares of Series m-3 preferred stock.

3.

On July 23, 2019, the registrant issued a warrant to purchase 1,500,000 shares of its Series S preferred stock to an investor pursuant to the terms of a Distribution Assignment and Warrant Purchase Agreement. The warrant is exercisable at $8.00 per share beginning July 24, 2021 and expiring on July 31, 2024. The warrant was issued in connection with an upcoming television series to be produced by the investor featuring the registrant’s products.

4.

The registrant granted to certain employees and consultants: (i) options to purchase an aggregate of 13,159,000 shares of Class A common stock at a weighted average exercise price of $2.58 per share under its 2016 Equity Incentive Plan; and (ii) options to purchase an aggregate of 3,380,000 shares of Class B common stock at a weighted average exercise price of $0.37 per share under its 2014 Equity Incentive Plan.

5.

On April 4, 2022, the registrant entered into a purchase agreement (as amended on April 11, 2022, the “Purchase Agreement”), with B. Riley Principal Capital, LLC (the “Selling Stockholder”), pursuant to which the registrant has the right to sell to the Selling Stockholder up to $100.0 million in shares of Class A common stock, subject to certain limitations and the satisfaction of specified conditions in the Purchase Agreement, from time to time over the 24-month period commencing upon the initial satisfaction of the conditions to the Selling Stockholder’s purchase obligations set forth in the Purchase Agreement, including that the registration statement be declared effective by the SEC and the final form of prospectus included therein is filed with the SEC.

6.

On April 4, 2022, the registrant issued 98,888 shares of Class A common stock the Selling Stockholder upon execution of the Purchase Agreement as consideration for its commitment to purchase shares of Class A common stock at the registrant’s election under the Purchase Agreement.

No underwriters were involved in the foregoing sales and/or exchanges of securities. The securities described in this Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) of the Securities Act (and Regulation D promulgated thereunder) as transactions by an issuer not involving any public offering or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer under benefit plans and contracts relating to compensation as provided under Rule 701.

All purchasers of the securities described above represented to the registrant in connection with their respective purchases and/or exchanges that they were accredited investors and were acquiring the shares for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers and/or recipients received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

ITEM 16.Exhibits and Financial Statement Schedules

(a)Exhibits

Exhibit No.	Description

3.1

Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to Knightscope, Inc.’s Regulation A Offering Statement on Form 1-A/A filed on July 18, 2019 (File No. 024-11004)).

3.2	Bylaws (incorporated by reference to Exhibit 2.2 to Knightscope, Inc.’s Regulation A Offering Statement on Form 1-A/A filed on December 7, 2016 (File No. 024-10633)).
4.1

Description of Capital Stock (incorporated by reference to Exhibit 4.1 to Knightscope, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2021, filed on March 31, 2022 (File No. 001-41248)).

4.2

Warrant to Purchase Series S Preferred Stock, dated April 30, 2019, between Knightscope, Inc. and Proud Ventures KS, LLC (incorporated by reference to Exhibit 3.3 to Knightscope, Inc.’s Regulation A Offering Statement on Form 1-A/A filed on July 18, 2019 (File No. 024-11004)).

4.3

Warrant to Purchase Series S Preferred Stock, dated July 23, 2019, between Knightscope, Inc. and Proud Productions LLC (incorporated by reference to Exhibit 3.2 to Knightscope, Inc.’s Current Report on Form 1-U dated July 29, 2019 (File No. 24R-00075)).

4.4

Warrants to Purchase Series m-3 Preferred Stock, dated December 19, 2017, between Knightscope, Inc. and Andrew Brown (incorporated by reference to Exhibit 3.12 to Knightscope, Inc.’s Regulation A Offering Statement on Form 1-A/A filed on November 23, 2021 (File No. 024-11680).

5.1+	Opinion of Perkins Coie LLP.
10.1

Convertible Promissory Note, dated April 30, 2019, between Knightscope, Inc. and Proud Ventures KS (incorporated by reference to Exhibit 3.2 to Knightscope, Inc.’s Regulation A Offering Statement on Form 1-A filed on July 18, 2019 (File No. 024-11004)).

10.2

Form of Exchange Agreement for purchasers of Series m-4 Preferred Stock (incorporated by reference to Exhibit 3.6 to Knightscope, Inc.’s Regulation A Offering Statement on Form 1-A (File No. 024-11004)).

10.3

Note and Warrant Purchase Agreement, dated April 30, 2019, between Knightscope, Inc. and Proud Ventures KS LLC (incorporated by reference to Exhibit 3.1 to Knightscope, Inc.’s Regulation A Offering Statement on Form 1-A filed on July 18, 2019 (File No. 024-11004)).

10.4

Consent and Omnibus Amendment to Note and Warrant Purchase Agreement, dated November 18, 2021 (incorporated by reference to Exhibit 3.11 to Knightscope, Inc.’s Regulation A Offering Statement on Form 1-A filed on November 23, 2021 (File No. 024-11680)).

10.5*	2014 Equity Incentive Plan (incorporated by reference to Exhibit 6.1 to Knightscope, Inc.’s Regulation A Offering Statement on Form 1-A/A filed on December 7, 2016 (File No. 024-10633)).
10.6*	2016 Equity Incentive Plan (incorporated by reference to Exhibit 6.2 to Knightscope, Inc.’s Regulation A Offering Statement on Form 1-A/A filed on December 7, 2016 (File No. 024-10633)).
10.7

Loan and Security Agreement, dated as of May 23, 2018, between Knighscope, Inc. and Silicon Valley Bank, as amended (incorporated by reference to Exhibit 6.1 Knightscope, Inc.’s Current Report on Form 1-U filed on June 4, 2018 (File No. 24R-00075)).

10.8

Lease Agreement dated January 14, 2018 between Terra Bella Partners LLC and the Company, as amended February 6, 2018 (incorporated by reference to Exhibit 6.5 to our Annual Report on Form 1-K for the period ended December 31, 2017, filed on April 30, 2018 (File No. 24R-00075)).

10.9*

Employment Agreement and Indemnification Agreement between the Company and William Santana Li (incorporated by reference to Exhibit 6.6 to Knightscope, Inc.’s Regulation A Offering Statement on Form 1-A filed on October 15, 2021 (File No. 024-11680)).

10.10*

Employment Agreement and Indemnification Agreement between the Company and Stacy Dean Stephens (incorporated by reference to Exhibit 6.7 to Knightscope, Inc.’s Regulation A Offering Statement on Form 1-A filed on October 15, 2021 (File No. 024-11680)).

10.11*

Employment Agreement and Indemnification Agreement between the Company and Mallorie Burak (incorporated by reference to Exhibit 6.8 to Knightscope, Inc.’s Regulation A Offering Statement on Form 1-A filed on October 15, 2021 (File No. 024-11680)).

10.12*

Employment Agreement and Indemnification Agreement between the Company and Mercedes Soria Li (incorporated by reference to Exhibit 6.9 to Knightscope, Inc.’s Regulation A Offering Statement on Form 1-A filed on October 15, 2021 (File No. 024-11680)).

10.13*

Employment Agreement and Indemnification Agreement between the Company and Aaron J. Lehnhardt (incorporated by reference to Exhibit 6.10 to Knightscope, Inc.’s Regulation A Offering Statement on Form 1-A filed on October 15, 2021 (File No. 024-11680)).

10.14*

Employment Agreement and Indemnification Agreement between the Company and Peter M. Weinberg (incorporated by reference to Exhibit 6.11 to Knightscope, Inc.’s Regulation A Offering Statement on Form 1-A filed on October 15, 2021 (File No. 024-11680)).

10.15*

Form of Board of Directors Agreement (incorporated by reference to Exhibit 10.15 to Knightscope, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2021, filed on March 31, 2022 (File No. 001-41248)).

10.16

Referral Program Agreement, dated April 20, 2021, between Knightscope, Inc. and Dimension Funding, LLC (incorporated by reference to Exhibit 6.6 Knightscope, Inc.’s Annual Report on Form 1-K for the period ended December 31, 2020, filed on April 30, 2021 (File No. 24R-00075)).

10.17

Common Stock Purchase Agreement, by and between Knightscope, Inc. and B. Riley Principal Capital, LLC, dated April 4, 2022 (incorporated by reference to Exhibit 10.1 to Knightscope, Inc.’s Current Report on Form 8-K, filed on April 6, 2022 (File No. 001-41248)).

10.18

Registration Rights Agreement, by and between Knightscope, Inc. and B. Riley Principal Capital, LLC, dated April 4, 2022 (incorporated by reference to Exhibit 10.2 to Knightscope, Inc.’s Current Report on Form 8-K, filed on April 6, 2022 (File No. 001-41248)).

10.19

Amendment No. 1 to Common Stock Purchase Agreement, by and between Knightscope, Inc. and B. Riley Principal Capital, LLC, dated April 11, 2022 (incorporated by reference to Exhibit 10.1 to Knightscope, Inc.’s Current Report on Form 8-K, filed on April 12, 2022 (File No. 001-41248)).

23.1+	Consent of BPM LLP.
23.2+	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1).
24.1+	Power of Attorney (included on signature page).
107+	Filing fee table.

_______________________

*	Represents management contract or compensatory plan or arrangement.

+Filed herewith.

(b)Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.Undertakings

The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (ii), and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(5) that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser;

(6) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(7) insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Mountain View, State of California, on April 12, 2022.

KNIGHTSCOPE, INC.

By:	/s/ William Santana Li
William Santana Li
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Knightscope, Inc., hereby severally constitute and appoint William Santana Li and Mallorie S. Burak, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William Santana Li	Chairman and Chief Executive Officer	April 12, 2022
William Santana Li	(Principal Executive Officer)

/s/ Mallorie S. Burak	Chief Financial Officer	April 12, 2022
Mallorie S. Burak	(Principal Financial Officer and Principal Accounting Officer)

/s/ Kristi Ross	Director	April 12, 2022
Kristi Ross

/s/ Linda Keene Solomon	Director	April 12, 2022
Linda Keene Solomon

/s/ Jackeline V. Hernandez Fentanez	Director	April 12, 2022
Jackeline V. Hernandez Fentanez

/s/ Patricia L. Watkins	Director	April 12, 2022
Patricia L. Watkins

/s/ Patricia Howell	Director	April 12, 2022
Patricia Howell

/s/ Suzanne Muchin	Director	April 12, 2022
Suzanne Muchin